UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2018

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited

(Registrant)

Date	March 13, 2018	By	/s/ Wang Jian

Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or the appropriate course of action, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other appropriate independent advisers.

If you have sold or transferred all your shares in China Eastern Airlines Corporation Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability) (Stock code: 00670)

CONTINUING CONNECTED TRANSACTIONS

CONTRACTUAL OPERATION AGREEMENT

AND

OPERATION COST AGREEMENT

Independent Financial Adviser

to the Independent Board Committee and the Independent Shareholders

Capitalised terms used in this cover page shall have the same meanings as those defined in the section headed “Definitions” of this circular.

The Company will convene the EGM at Four Seasons Hall, 2/F, Shanghai International Airport Hotel (上海國際機場賓館二樓四季 廳) at 9:00 a.m. on Thursday, 29 March 2018. Notice of the EGM setting out the resolutions to be approved at the EGM, the proxy form and the attendance slip have been despatched to the Shareholders and published on the websites of the Hong Kong Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.ceair.com) on 9 February 2018.

If you are not able to attend and/or vote at the EGM, you are strongly urged to complete and return the proxy form in accordance with the instructions thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event not later than 24 hours before the time scheduled for holding the EGM or any adjournment thereof.

Completion and return of the proxy form will not preclude you from attending and voting at the EGM or at any adjourned meeting should you so wish.

13 March 2018

— i —

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“associate(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules;

“Bellyhold Space”	means the vacant space in the bellyhold of passenger aircrafts operated by the Company and its wholly-owned subsidiaries and controlled subsidiaries (including Shanghai Airlines, Eastern Air Wuhan, Eastern Air Jiangsu, Eastern Air Yunnan and China United Airlines) after travelers’ registered luggage has been loaded in priority;

“Bellyhold Space Agreements”	means the Contractual Operation Agreement and the Operation Cost Agreement;

“Bellyhold Space Business”	means all the freight business operated through the utilization of the Bellyhold Space, including but not limited to the sale, pricing and settlement businesses in relation to the Bellyhold Space, details of which are set out in the paragraph headed “Contractual Operation Agreement” in the section headed “Letter from the Board” of this circular;

“Bellyhold Space Management Agreement”	means the agreement dated 1 January 2017 entered into between the Company and China Cargo Airlines in relation to the entrustment to China Cargo Airlines to operate and manage the Bellyhold Space freight business of the Company, details of which are set out in the announcement of the Company dated 3 January 2017;

“Board”	means the board of Directors;

“CEA Holding”	means 中國東方航空集團有限公司 (China Eastern Air Holding Company Limited*), formerly known as 中國東方航空集團公司 (China Eastern Air Holding Company*), a wholly PRC state-owned enterprise and the controlling Shareholder of the Company directly or indirectly holding approximately 56.38% of its issued share capital as at the Latest Practicable Date;

“China Cargo Airlines”	means 中國貨運航空有限公司 (China Cargo Airlines Co., Limited), a non-wholly owned subsidiary of Eastern Logistics and in turn a non-wholly owned subsidiary of CEA Holding;

“China United Airlines”	means 中國聯合航空有限公司 (China United Airlines Co., Limited), a wholly-owned subsidiary of the Company;

“Closing Date”	means the closing date of the transactions under the Contractual Operation Agreement, which is 31 March 2018;

DEFINITIONS

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary receipts are listed on the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“connected person(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules;

“Contractual Operation Agreement”	means the contractual operation agreement dated 1 March 2018 entered into between the Company (as owner) and China Cargo Airlines (as contractor) in relation to the contractual operation of Bellyhold Space Business by China Cargo Airlines, details of which are set out in the paragraph headed “Contractual Operation Agreement” in the section headed “Letter from the Board” of this circular;

“Directors”	means the directors of the Company;

“Disposal Agreement”	means the share transfer agreement dated 29 November 2016 entered into between the Company and Eastern Airlines Industry Investment in relation to the disposal of the entire equity interest in Eastern Logistics, details of which are set out in the announcement of the Company dated 29 November 2016 and the circular of the Company dated 19 December 2016;

“Eastern Air Jiangsu”	means 中國東方航空江蘇有限公司 (China Eastern Airlines Jiangsu Co., Limited), a non-wholly owned subsidiary of the Company;

“Eastern Air Wuhan”	means 中國東方航空武漢有限責任公司 (China Eastern Airlines Wuhan Limited), a non-wholly owned subsidiary of the Company;

“Eastern Air Yunnan”	means 東方航空雲南有限公司 (China Eastern Airlines Yunnan Co., Limited), a non-wholly owned subsidiary of the Company;

“Eastern Airlines Industry Investment”	means 東航產業投資有限公司 (Eastern Airlines Industry Investment Company Limited), a wholly-owned subsidiary of CEA Holding;

“Eastern Logistics”	means 東方航空物流有限公司 (Eastern Airlines Logistics Co., Limited), a non-wholly owned subsidiary of CEA Holding;

“EGM”	means the extraordinary general meeting of the Company to be convened on 29 March 2018 for the purpose of approving, among other matters, the Bellyhold Space Agreements and the transactions contemplated thereunder as well as the proposed annual caps for the period from 1 April to 31 December 2018 and the year ending 31 December 2019;

DEFINITIONS

“Group”	means the Company and its subsidiaries;

“Hong Kong”	means Hong Kong Special Administrative Region of the People’s Republic of China;

“Hong Kong Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“Hong Kong Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“Independent Board Committee”	means the independent board committee of the Company comprising the independent non-executive Directors formed to advise the Independent Shareholders in respect of the Bellyhold Space Agreements and the transactions contemplated thereunder as well as the proposed annual caps for the period from 1 April to 31 December 2018 and the year ending 31 December 2019;

“Independent Financial Adviser” or “Octal Capital”	means Octal Capital Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of (a) the period for the Bellyhold Space Agreements; and (b) the Bellyhold Space Agreements and the transactions contemplated thereunder as well as the proposed annual caps for the period from 1 April to 31 December 2018 and the year ending 31 December 2019, which is a licensed corporation for carrying out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO;

“Independent Shareholders”	means the Shareholders, other than CEA Holding, 東航金控有限責任公司 (CES Finance Holding Co., Limited) and 東航國際控股(香 港) 有限公司 (CES Global Holdings (Hong Kong) Limited);

“Latest Practicable Date”	means 9 March 2018, being the latest practicable date for ascertaining certain information included herein before the printing of this circular;

“Operation Cost Agreement”	means the operation cost agreement dated 1 March 2018 entered into between the Company (as owner) and China Cargo Airlines (as contractor) in relation to the reimbursement of operation cost of the Bellyhold Space Business payable by the Company to China Cargo Airlines, details of which are set out in the paragraph headed “Operation Cost Agreement” in the section headed “Letter from the Board” of this circular;

“PRC”	means the People’s Republic of China;

DEFINITIONS

“Relevant Valuation”	means the valuation of the Bellyhold Space Business of the Company and five of its subsidiaries (namely Shanghai Airlines, Eastern Air Wuhan, Eastern Air Jiangsu, Eastern Air Yunnan and China United Airlines) for the period from April to December of 2018, the appraised value of which is determined as the basis of the Bench Mark Price (Without Tax) (as defined in the paragraph headed “Contractual Operation Agreement” in the section headed “Letter from the Board” of this circular);

“RMB”	means Renminbi yuan, the lawful currency of the PRC;

“SFO”	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

“Shanghai Airlines”	means 上海航空有限公司 (Shanghai Airlines Co., Limited), a wholly-owned subsidiary of the Company;

“Shanghai Listing Rules”	means the Rules Governing the Listing of Stocks on Shanghai Stock Exchange;

“Shareholder(s)”	means the shareholder(s) of the Company;

“subsidiary(ies)”	has the meaning ascribed to it under the Hong Kong Listing Rules;

“Valuation Report”	means the valuation report dated 8 February 2018 issued by the Valuer in relation to the Relevant Valuation;

“Valuer”	means Beijing Pan-China Assets Appraisal Co., Ltd. (北京天健興業資產評估有限公司);

“%”	means percent.

LETTER FROM THE BOARD

(A joint stock limited company incorporated in the People’s Republic of China with limited liability) (Stock code: 00670)

Directors:
Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Li Yangmin	(Director, Vice President)
Gu Jiadan	(Director)
Tang Bing	(Director, Vice President)
Tian Liuwen	(Director, Vice President)
Yuan Jun	(Employee Representative Director)
Li Ruoshan	(Independent Non-executive Director)
Ma Weihua	(Independent Non-executive Director)
Shao Ruiqing	(Independent Non-executive Director)
Cai Hongping	(Independent Non-executive Director)

Legal address:

66 Airport Street

Pudong International Airport

Shanghai

PRC

Head office:

92 Konggang 3rd Road

Changning District

Shanghai

PRC

Principal place of business in Hong Kong:

Unit D, 19/F.

United Centre

95 Queensway

Hong Kong

Hong Kong share registrar and transfer office:

Hong Kong Registrars Limited

Rooms 1712–1716, 17th Floor Hopewell Centre

183 Wanchai Queen’s Road East

Hong Kong

13 March 2018

To the shareholders of the Company

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

CONTRACTUAL OPERATION AGREEMENT

AND

OPERATION COST AGREEMENT

1.	INTRODUCTION

Reference is made to the announcement of the Company dated 1 March 2018 in relation to the Bellyhold Space Agreements (i.e., the Contractual Operation Agreement and the Operation Cost Agreement) entered into between the Company and China Cargo Airlines and the transactions contemplated thereunder. The purpose of this circular is to provide you with, amongst others,

(i)	further details of the Bellyhold Space Agreements and the transactions contemplated thereunder as well as the proposed annual caps for the period from 1 April to 31 December 2018 and the year ending 31 December 2019;

LETTER FROM THE BOARD

(ii)	a letter from the Independent Board Committee containing its recommendation to the Independent Shareholders in respect of the Bellyhold Space Agreements and the transactions contemplated thereunder as well as the proposed annual caps for the period from 1 April to 31 December 2018 and the year ending 31 December 2019;

(iii)	a letter from the Independent Financial Adviser containing its advice and recommendation to the Independent Board Committee and the Independent Shareholders in relation to (a) the period for the Bellyhold Business Agreements; and (b) the Bellyhold Space Agreements and the transactions contemplated thereunder as well as the proposed annual caps for the period from 1 April to 31 December 2018 and the year ending 31 December 2019;

(iv)	a summary of the Valuation Report on the Relevant Valuation issued by the Valuer;

(v)	a letter from the Board on the Relevant Valuation in relation to the profit forecast; and

(vi)	a letter from Ernst & Young on the Relevant Valuation in relation to the profit forecast.

2.	BACKGROUND

On 29 November 2016, the Company entered into the Disposal Agreement with Eastern Airlines Industry Investment, a wholly-owned subsidiary of CEA Holding, the controlling Shareholder of the Company, pursuant to which the Company had disposed the entire equity interest in Eastern Logistics to Eastern Airlines Industry Investment. As at 8 February 2017, the Company had transferred 100% equity interest in Eastern Logistics to Eastern Airlines Industry Investment and the industrial and commercial registration of such transfer had been completed. As such, since 8 February 2017, Eastern Logistics has ceased to be a subsidiary of the Company and has become a subsidiary of CEA Holding. For more details, please refer to the announcements of the Company dated 29 November 2016, 19 December 2016 and 10 February 2017 and the circular of the Company dated 19 December 2016.

Upon completion of the disposal of Eastern Logistics, the Bellyhold Space freight business of the Company will be in competition with the all-cargo aircraft freight business of China Cargo Airlines, a 83%-owned subsidiary of Eastern Logistics and in turn a subsidiary of CEA Holding. As a transitional solution to avoid competition, the Company and China Cargo Airlines entered into the Bellyhold Space Management Agreement on 1 January 2017, pursuant to which the Company entrusted China Cargo Airlines to manage the Bellyhold Space freight business of the Company for a term of three years. As disclosed in the announcement of the Company dated 3 January 2017, the Company will, at such time as appropriate, negotiate with Eastern Logistics a thorough solution to the competition problem. For more details, please refer to the announcements of the Company dated 3 January 2017 and 17 January 2017.

After the operation practice of around one year, in order to further eliminate the competition between the Company and China Cargo Airlines more thoroughly and enable the Company to concentrate on the air passenger transportation business, the Company entered into the Bellyhold Space Agreements with China Cargo Airlines on 1 March 2018, pursuant to which China Cargo Airlines as a contractor will operate the Bellyhold Space Business and pay contractual fee to the Company; and the Company will reimburse the Operation Cost of the Bellyhold Space Business to China Cargo Airlines.

LETTER FROM THE BOARD

3.	CONTRACTUAL OPERATION AGREEMENT

Date:	1 March 2018

Parties:	the Company (as owner); and

China Cargo Airlines (as contractor)

Contractual operation term:	from 1 April 2018 to 31 December 2032

Subject:	China Cargo Airlines will operate all the Bellyhold Space Business, including but not limited to the following aspects:

(i) China Cargo Airlines shall enter into cargo transport agreements with third parties as the contracting carrier, and entrust the Company to provide air transportation service as the actual carrier;

(ii)  China Cargo Airlines shall exclusively enjoy the seat- sale right and the pricing right to the Bellyhold Space and exclusively engage in relevant businesses such as the settlement business, and the Company shall not operate on its own, entrust or authorize any third party other than China Cargo Airlines to operate, or by any means enable any other third party to have any right to the Bellyhold Space Business; and

(iii)  China Cargo Airlines shall undertake the overall responsibilities for transporting the cargos as the carrier to the consignors with respect to the cargos which are transported through the Bellyhold Space.

During the period of contractual operation by China Cargo Airlines, China Cargo Airlines shall operate the Bellyhold Space Business and conduct the relevant financial accounting independently and bear the results of operation independently and pay tax in compliance with applicable laws.

Pricing:	The contractual fee (the “Settlement Price”) for each year shall be the sum of the Bench Mark Price (Without Tax) (as defined below) and the Adjustment Amount (as defined below).

LETTER FROM THE BOARD

In the fourth quarter of each financial year, the Company shall engage an asset evaluation agency which has the qualification of asset evaluation to evaluate the bench mark price (without tax) for the annual revenue of the Bellyhold Space Business for the next financial year and file such evaluation results with the relevant supervision authority of the state-owned assets. The filed evaluation results will serve as the bench mark price for the contractual fee payable by China Cargo Airlines for the next financial year (the “Bench Mark Price (Without Tax)”).

The Bench Mark Price (Without Tax) shall be calculated based on the following formula:

Bench Mark Price (Without Tax) = ATK (available tonne- kilometres) × OLF (overall load factor) × revenue level per kilometre.

The ATK shall be determined based on the plan of introduction of passenger flights of the Company and its wholly-owned subsidiaries and controlled subsidiaries for the next year. The OLF and the revenue level per kilometre shall be determined based on the historical data of the respective airline routes of the Company and its wholly-owned subsidiaries and controlled subsidiaries.

Considering that there may be market fluctuation, the parties agreed to appoint a qualified accounting firm to conduct a special audit to the actual revenue (without tax) of China Cargo Airlines for operating the Bellyhold Space Business for each financial year. The special audit should be conducted within three months after the end of a financial year. Where there is any difference between the Bench Mark Price (Without Tax) and the actual revenue (without tax), the contractual fee should be adjusted by the adjustment amount, which equals to 50% of the result of the audited actual revenue (without tax) minus the Bench Mark Price (Without Tax) (the “Adjustment Amount”). The remaining 50% of the difference between the audited actual revenue (without tax) and the Bench Mark Price (Without Tax) shall be enjoyed or borne by China Cargo Airlines.

Where the Settlement Price will exceed the annual caps which have been set by the Company, all reasonable steps will be taken by the Company to comply with the relevant requirements under Chapter 14A of the Hong Kong Listing Rules.

LETTER FROM THE BOARD

Payment:	China Cargo Airlines shall pay the Company or its designated wholly-owned subsidiary(ies) and controlled subsidiary(is) one twelfth (1/12) of the annual Bench Mark Price (Without Tax) on a monthly basis within ten days after the ending of every month. The Company, its designated wholly-owned subsidiary(ies) and controlled subsidiary(ies) respectively shall complete the payment and settlement with China Cargo Airlines according to the Adjustment Amount before 31 March of the year following such financial year. If the Adjustment Amount is positive, the Adjustment Amount shall be paid by China Cargo Airlines to the Company, its designated wholly-owned subsidiary(ies) and controlled subsidiary(ies); or if the Adjustment Amount is negative, the absolute amount of the Adjustment Amount shall be paid by the Company, its designated wholly-owned subsidiary(ies) and controlled subsidiary(ies) to China Cargo Airlines.

Conditions precedent:	The Contractual Operation Agreement will become effective after the signing of the legal representative or his/her authorized person of each party, the affix of official seal of each party and the satisfaction of the following conditions:

(i) the Contractual Operation Agreement having been approved by the relevant supervision authority of the state-owned assets; and

(ii) the transactions under the Contractual Operation Agreement having been approved at the general meeting of the Company.

None of the aforesaid conditions can be waived. As at the Latest Practicable Date, none of the aforesaid conditions had been satisfied.

Closing:	From the Closing Date (i.e., 31 March 2018, the date of which is not included) to the end of the contractual operation term under the Contractual Operation Agreement, the Bellyhold Space Business shall be exclusively operated by China Cargo Airlines through contractual operation; and the Company shall not operate on its own, entrust or authorize any third party other than China Cargo Airlines to operate, or by any other means enable any third party to have any right to the Bellyhold Space Business, except for undertaking the relevant responsibility as the actual carrier for air transportation.

From the effective date of the Contractual Operation Agreement, the Company and China Cargo Airlines shall hand over the contracts and personnel in relation to contractual operation of the Bellyhold Space Business according to the principles under the Contractual Operation Agreement.

LETTER FROM THE BOARD

The Bellyhold Space Management Agreement and a related pricing agreement will be superseded by the Contractual Operation Agreement from the Closing Date.

Non-competition Undertaking:	As a condition of agreeing on the contractual operation of the Bellyhold Space Business by China Cargo Airlines, except for performing the obligations under the Contractual Operation Agreement, the Company and its controlled enterprises shall not in any place within or outside the PRC or in any way, carrying out international and domestic cargo and mail air transportation and freight forwarding business, warehouse logistics, cargo terminal operation and other businesses which are in competition with the businesses currently operated by China Cargo Airlines, Eastern Logistics and their controlled subsidiaries (the “Competing Business”), including but not limited to operating through sole proprietorship, directly or indirectly controlling the enterprise(s) which conduct(s) Competing Business or other circumstances which constitute competition according to relevant laws and regulations (the “Non-competition Undertaking”). The Non- competition Undertaking will be valid from the Closing Date to the expiration of the contractual operation term or the termination of the Contractual Operation Agreement.

For the avoidance of doubt, the situation that Company and its controlled enterprise(s) have not become the controlling shareholder(s), actual controller(s) or single largest shareholder of the enterprise(s) which conduct(s) Competing Business shall not be restricted by the Non-competition Undertaking.

Further Information in relation to the Non-competition Undertaking by the Company

As part of the Contractual Operation Agreement, the Non-competition Undertaking was negotiated and entered into on an arm’s length basis and on normal commercial terms, which constituted part and parcel to the transaction as a whole. The Company has taken into account the following factors for providing the Non-competition Undertaking under the Contractual Operation Agreement:

(i)	The entering into of the Bellyhold Space Agreements is the strategic decision made by the Company to focus on the air passenger transportation business. As disclosed in the circular of the Company dated 19 December 2016, the disposal of the entire equity interest in Eastern Logistics by the Company was in line with the overall trend of major international airlines withdrawing from the all-cargo flight business. Upon completion of the disposal, the Company has focused on air passenger transportation business. The Non-competition Undertaking is a reflection of such strategic decision, and is the integral component and the intended result of the transaction.

(ii)	The freight business requires heavy investment and long return period. Upon obtaining the Non- competition Undertaking from the Company, China Cargo Airlines, as a company being engaged in air cargo transportation business for a long time and has extensive expertise, experience and advantages in the logistics and air transportation industries, will be in a position to allocate more human and material resources to operate the Bellyhold Space Business during the long-term contractual operation term of the Contractual Operation Agreement. Based on the arm’s length negotiations with China Cargo Airlines and in order to incentivize the investment by and the better performance of China Cargo Airlines in the Bellyhold Space Business, the Company agreed to provide the Non-competition Undertaking. It is a common practice in the market to provide such Non-competition Undertaking under a similar disposal transaction or arrangement of this type.

LETTER FROM THE BOARD

(iii)	The Non-competition Undertaking is beneficial to the stable and long-term development of the Bellyhold Space Business. According to the pricing principles of contractual fee as set out in the paragraph headed “Contractual Operation Agreement - Pricing” above, where the audited actual revenue (without tax) as a result of better performance of the Bellyhold Space Business exceeds the Bench Mark Price (Without Tax), the contractual fee payable by China Cargo Airlines to the Company should be increased by the Adjustment Amount, which equals to 50% of the result of the audited actual revenue (without tax) minus the Bench Mark Price (Without Tax). As such, the Company will be able to enjoy the revenue arising from better performance of the Bellyhold Space Business, and in return the Non-competition Undertaking will be beneficial to the revenue growth of the Company.

(iv)	Eastern Logistics has expressed to the Company that it would not exclude the possibility of applying for listing of its shares on a stock exchange in the PRC. As advised by the Company’s PRC legal adviser and based on the consultation with China Securities Regulatory Commission (“CSRC”) by the Company, it is expected that the Non-competition Undertaking by the Company will be necessary for Eastern Logistics to comply with the applicable guidelines on initial public offering and listing of shares issued by CSRC (the “CSRC Guidelines”), which include Article 51 of No. 1 Guideline in Relation to the Content and Format of Information Disclosure for Companies Which Publicly Offer Their Shares (公開發行證券的公司資訊披露內容與格式準則第1號) issued by CSRC. On the other hand, as advised by the Company’s PRC legal adviser, the Company, as a listed company on the Shanghai Stock Exchange, is also subject to the legal requirements that its business should not compete with the business of its controlling shareholder, de facto controller and its related parties (including Eastern Logistics) in accordance with the CSRC Guidelines. In addition, CEA Holding has provided a non- competition undertaking to the Company. For details of such non-competition undertaking of CEA Holding, please refer to the circular of the Company dated 18 January 2018.

As requested by China Cargo Airlines and Eastern Logistics and after considering the aforesaid factors comprehensively, the Company agreed to provide the Non-competition Undertaking under the Contractual Operation Agreement. The Shareholders and potential investors should note that the Company will not and should not conduct any Competing Business according to the Non-competition Undertaking from the Closing Date to the expiration of the contractual operation term or the termination of the Contractual Operation Agreement on the condition that the Contractual Operation Agreement becomes effective.

4.	OPERATION COST AGREEMENT

Date:	1 March 2018

Parties:	the Company (as owner); and

China Cargo Airlines (as contractor)

LETTER FROM THE BOARD

Contractual operation term:	from the effective date to 31 December 2032

Subject:	As compared with the responsibilities as the operator of the Bellyhold Space Business before the implementation of the Contractual Operation Agreement, the responsibilities of the Company will be reduced as the actual carrier. Part of the departments of marketing and sales which were operated by the Company as well as their functions will be transferred to China Cargo Airlines and the relevant operation cost will be borne by China Cargo Airlines. In order to make sure the fairness and reasonability of the transactions, the Company will reimburse the annual operation cost of the Bellyhold Space Business to China Cargo Airlines (the “Operation Cost”).

Pricing:	The Operation Cost payable by the Company for each financial year shall be calculated based on the following formula:

Operation Cost = Settlement Price × Cost Rate (as defined below)

The Settlement Price shall be determined according to the method as set out above in the paragraph headed “Contractual Operation Agreement — Pricing”.

The cost rate (the “Cost Rate”) for a year shall equal to the arithmetical result of the average cost rate of the operation of Bellyhold Space for the recent three years. The cost rate for each of the three years shall be calculated by dividing the actual amount of the operation cost of a year determined through negotiation procedures by the audited Settlement Price of the corresponding year. The Company has engaged Ernst & Young to execute the negotiation process for the actual amount of the operation cost for the three years from 2014 to 2016. According to the calculation of relevant data, the cost rate is 8.823%. The Company and China Cargo Airlines agreed to use 8.823% as the Cost Rate for 2018. The Company will engage an accounting firm with qualifications to execute the negotiation process every year and the Cost Rate shall be adjusted every year based on the execution of negotiation process and the rules as agreed in the Operation Cost Agreement.

Where the Operation Cost will exceed the annual caps which have been set by the Company, all reasonable steps will be taken by the Company to comply with the relevant requirements under Chapter 14A of the Hong Kong Listing Rules.

LETTER FROM THE BOARD

Payment:	The Company and its designated wholly-owned subsidiary(ies) and controlled subsidiary(ies) shall pay one twelfth (1/12) of the result of the Bench Mark Price (Without Price) multiplying the Cost Rate on a monthly basis within ten days after the ending of every month. The Company and its designated wholly-owned subsidiary(ies) and controlled subsidiary(ies) respectively shall complete the payment and settlement of Operation Cost with China Cargo Airlines according to the Adjustment Amount (as defined above) before 31 March of the year following such financial year. If the Adjustment Amount is positive, the amount of the Adjustment Amount multiplying the Cost Rate shall be paid by the Company, its designated wholly-owned subsidiary(ies) and controlled subsidiary(ies) to China Cargo Airlines; or if the Adjustment Amount is negative, the absolute amount of the Adjustment Amount multiplying the Cost Rate shall be paid by China Cargo Airlines to the Company, its designated wholly- owned subsidiary(ies) and controlled subsidiary(ies).

Conditions precedent:	The Operation Cost Agreement will become effective after the signing of the legal representative or his/her authorized person of each party, the affix of official seal of each party and the coming into effect of the Contractual Operation Agreement.

5.	HISTORICAL AMOUNTS AND PROPOSED ANNUAL CAPS

5.1	Historical Amounts

Set out below are the historical amounts for the year ended 31 December 2017 for (i) the revenue of Bellyhold Space freight business of the Group; and (ii) the management fee with respect to the management of the Bellyhold Space freight business paid by the Company to China Cargo Airlines.

Historical amounts for the year ended 31 December 2017 Note
(in millions of RMB) (Unaudited)
the revenue of Bellyhold Space freight business of the Group	3,300
the management fee with respect to the management of the Bellyhold Space freight business paid by the Company to China Cargo Airlines	100

Note:	As the Company’s entrustment of China Cargo Airlines to operate and manage the Bellyhold Space freight business is a new transaction as a solution to the competition problem arising after the completion of the disposal of Eastern Logistics, no historical data before 2017 are available.

LETTER FROM THE BOARD

There is no annual cap applicable to the revenue of the Bellyhold Space freight business of the Group for the year ended 31 December 2017. The historical amount for the management fee with respect to the management of the Bellyhold Space freight business paid by the Company to China Cargo Airlines for the year ended 31 December 2017 has not exceeded the relevant proposed annual cap of RMB300 million for the year ended 31 December 2017.

5.2	Proposed Annual Caps

Set out below are the proposed annual caps for the period from 1 April to 31 December 2018 and the year ending 31 December 2019 for (i) the contractual fee payable by China Cargo Airlines to the Company under the Contractual Operation Agreement; and (ii) the Operation Cost payable by the Company to China Cargo Airlines under the Operation Cost Agreement:

	Proposed annual caps
	For the period from 1 April to 31 December 2018	For the year ending 31 December 2019
	(in millions of RMB)	(in millions of RMB)
the contractual fee payable by China Cargo Airlines to the Company under the Contractual Operation Agreement	3,000	4,000
the Operation Cost payable by the Company to China Cargo Airlines under the Operation Cost Agreement	265	353

The proposed annual caps for the period from 1 April to 31 December 2018 and the year ending 31 December 2019 for the contractual fee payable by China Cargo Airlines to the Company under the Contractual Operation Agreement are determined with reference to:

(i)	the Bench Mark Price (Without Tax) for the period from April to December of 2018 amounting to approximately RMB2,737 million as evaluated by the Valuer according to the formula stated above in the paragraph headed “Contractual Operation Agreement - Pricing” and after taking into account the market price in terms of determining the revenue level per kilometre, a factor in the formula (a summary of the Valuation Report is set out in Appendix I to this circular);

(ii)	the historical amount of the revenue of Bellyhold Space freight business of the Group for the year ended 31 December 2017 amounting to approximately RMB3,300 million;

(iii)	a buffer of 10% based on the Bench Mark Price (Without Tax) for the period from 1 April to 31 December 2018 to adjust the potential difference between the audited actual revenue (without tax) of operating the Bellyhold Space Business and the Bench Mark Price (Without Tax); and

(iv)	the future expansion of operation scale of the Company and the overall situation of the freight market.

LETTER FROM THE BOARD

The proposed annual caps for the period from 1 April to 31 December 2018 and the year ending 31 December 2019 for the Operation Cost payable by the Company to China Cargo Airlines under the Operation Cost Agreement are determined with reference to:

(i)	the historical amount of the cost arising from the operation of the Bellyhold Space freight business and the average cost rate of 8.823% for the three years from 2014 to 2016 as calculated by Ernst & Young;

(ii)	the proposed annual caps for the contractual fee payable by China Cargo Airlines to the Company under the Contractual Operation Agreement; and

(iii)	the future expansion of operation scale of the Company and the overall situation of the freight market.

6.	REASONS FOR AND BENEFITS OF THE BELLYHOLD SPACE AGREEMENTS

6.1	To Further Eliminate the Competition Between the Company and China Cargo Airlines More Thoroughly

The Bellyhold Space freight business of the Company is in competition with the all-cargo aircraft freight business of China Cargo Airlines. In January 2017, the Company has entered into the Bellyhold Space Management Agreement with China Cargo Airlines to entrust China Cargo Airlines to manage the Bellyhold Space freight business of the Company which has been serving as a transitional solution to avoid competition. After the operation practice of around one year and in order to further eliminate the competition between the Company and China Cargo Airlines more thoroughly, the Company proposes to change the operation model of the Bellyhold Space freight business from entrusted management to contractual operation and let China Cargo Airlines operate the Bellyhold Space Business as a long-term contractor.

6.2	To Satisfy the Professional Operation Requirement of the Company and to Improve the Overall Operation Performance of the Bellyhold Space Freight Business

As a company being engaged in air cargo transportation business for a long time, China Cargo Airlines has extensive expertise, experience and advantages in the logistics and air transportation industries. The professional contractual operation by China Cargo Airlines will promote the synergy of transport capacity of the all-cargo aircraft of China Cargo Airlines and the Bellyhold Space as well as the synergy of business-chain of freight business and warehousing business, improve the overall operation results of the Company in relation to the Bellyhold Space Business, stabilize and enlarge the revenue of freight business of its subsidiaries, and reduce the fluctuation risk of the relevant operation results.

6.3	To Concentrate on the Air Passenger Transportation Business

The Company will not directly invest any relevant human and material resources to directly operate the Bellyhold Space Business during the long-term contractual operation of Bellyhold Space Business by China Cargo Airlines. This will be beneficial to the Company in focusing relevant resources on operating and developing its air passenger transportation business, improving its capability in the operation and management of air passenger transportation business (i.e., the core business of the Company), further building up the Company’s brand image and competitiveness in the air passenger transportation area and in turn generating better investment returns to the Shareholders.

LETTER FROM THE BOARD

The Directors (including the independent non-executive Directors) are of the view that (i) the transactions contemplated under the Bellyhold Space Agreements are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, are entered into in the ordinary course of business of the Company, and are fair and reasonable and in the interests of the Company and its Shareholders as a whole; and (ii) the relevant proposed annual caps for the transactions contemplated under the Bellyhold Space Agreements are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

7.	IMPLICATIONS UNDER THE HONG KONG LISTING RULES

7.1	Independent Shareholders’ Approval Requirements

As at the Latest Practicable Date, China Cargo Airlines is a non-wholly owned subsidiary of Eastern Logistics, which in turn is a non-wholly owned subsidiary of CEA Holding (the controlling Shareholder of the Company) and thus China Cargo Airlines is a connected person of the Company as defined under the Hong Kong Listing Rules. The transactions contemplated under the Bellyhold Space Agreements constitute continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules.

As the highest applicable percentage ratio in relation to the proposed annual caps for the contractual fee payable by China Cargo Airlines under the Contractual Operation Agreement exceed 5%, the Contractual Operation Agreement and the transactions contemplated thereunder as well as the relevant proposed annual caps for the period from 1 April to 31 December 2018 and the year ending 31 December 2019, are subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under the Hong Kong Listing Rules.

As the highest applicable percentage ratio in relation to the proposed annual caps for the Operation Cost payable by the Company under the Operation Cost Agreement exceeds 0.1% but is less than 5%, the Operation Cost Agreement and the transactions contemplated thereunder as well as the relevant proposed annual caps for the period from 1 April to 31 December 2018 and the year ending 31 December 2019, are subject to the reporting, announcement and annual review requirements but are exempt from the Independent Shareholders’ approval requirement under the Hong Kong Listing Rules. Pursuant to the relevant requirements of the Shanghai Listing Rules and the PRC law, the transactions contemplated under the Operation Cost Agreement shall be subject to Independent Shareholders’ approval.

An Independent Board Committee has been formed to advise the Independent Shareholders on the Bellyhold Space Agreements and the transactions contemplated thereunder as well as the proposed annual caps for the period from 1 April to 31 December 2018 and the year ending 31 December 2019. The Independent Financial Adviser has also been appointed to advise the Independent Board Committee and the Independent Shareholders in respect of (a) the period for the Bellyhold Space Agreements; and (b) the Bellyhold Space Agreements and the transactions contemplated thereunder as well as the proposed annual caps for the period from 1 April to 31 December 2018 and the year ending 31 December 2019.

Each of Mr. Liu Shaoyong (a Director and the chairman of the Company), Mr. Ma Xulun (the vice chairman and president of the Company), Mr. Li Yangmin (a Director and a vice president of the Company), Mr. Gu Jiadan (a Director), Mr. Tang Bing (a Director and a vice president of the Company), Mr. Tian Liuwen (a Director and a vice president of the Company) and Mr. Yuan Jun (an employee representative Director) is a member of the senior management of CEA Holding, who may be regarded as having a material interest in the Bellyhold Space Agreements and therefore they have abstained from voting on the relevant resolution(s) at the meeting of the Board convened for the purpose of approving the Bellyhold Space Agreements and the transactions contemplated thereunder as well as the relevant proposed annual caps. Save as disclosed above, none of the Directors has a material interest in the Bellyhold Space Agreements or the transactions contemplated thereunder.

LETTER FROM THE BOARD

CEA Holding, 東航金控有限責任公司 (CES Finance Holding Co., Limited) and 東航國際控股(香港) 有限公司 (CES Global Holdings (Hong Kong) Limited) will abstain from voting on the ordinary resolutions approving the Bellyhold Space Agreements and the transactions contemplated thereunder as well as the relevant proposed annual caps which will be taken on a poll as required under Rule 14A.36 of the Hong Kong Listing Rules at the EGM.

7.2	Period for the Bellyhold Space Agreements

As the respective period for the Bellyhold Space Agreements exceeds three years, pursuant to Rule 14A.52 of the Hong Kong Listing Rules, the Company has engaged the Independent Financial Adviser to review the Bellyhold Space Agreements. The Independent Financial Adviser has confirmed that the Bellyhold Space Agreements are in the normal business practice for agreements of their respective type to be of such duration. Please refer to the section headed “Letter from Octal Capital” in this circular for further details.

The period for the Bellyhold Space Agreements (i.e., fourteen years and nine months) is determined based on:

(i)	the licensing agreement entered into between the Company and 東方航空傳媒股份有限公司 (China Eastern Airlines Media Co., Ltd.*) in September 2013 in relation to the licensing of advertising in the aircrafts of the Company with a term of 15 years with a predetermined aggregate licensing fee of RMB237 million; and

(ii)	the consultation results with CSRC by the Company and the advice provided by the PRC legal adviser of the Company.

Having considered the terms of the Bellyhold Space Agreements and the advice of the Independent Financial Adviser and taken into account the principal factors considered by the Independent Financial Adviser, the Board considers that a longer duration for the Bellyhold Space Agreements is reasonable and beneficial to the Company from the following aspects:

(i)	The longer duration is necessary for further eliminating the competition between the Bellyhold Space freight business of the Company and the all-cargo aircraft freight business of China Cargo Airlines. As set out in the paragraph headed “Contractual Operation Agreement — Further Information in relation to the Non-competition Undertaking by the Company” above, Eastern Logistics has expressed to the Company that it would not exclude the possibility of applying for listing of its shares on a stock exchange in the PRC. As advised by the Company’s PRC legal adviser and based on the consultation with CSRC by the Company, the business of Eastern Logistics should not compete with the business of its controlling shareholder, de facto controller and its related parties (including the Company) in accordance with the CSRC Guidelines. Eastern Logistics has become a connected person of the Company upon completion of the disposal of Eastern Logistics by the Company. The Bellyhold Space freight business of the Company has been in competition with the all-cargo aircraft freight business of China Cargo Airlines, a 83%-owned subsidiary of Eastern Logistics and in turn a subsidiary of CEA Holding, which does not conform with the CSRC Guidelines. Since the Bellyhold Space constitutes part of the passenger aircrafts, the Bellyhold Space freight business could not be disposed by the Company. As such, the Company and China Cargo Airlines entered into the Bellyhold Space Management Agreement on 1 January 2017, pursuant to which the Company entrusted China Cargo Airlines to manage the Bellyhold Space freight business of the Company for a term of three years. Based on the consultation with CSRC by the Company, the entrusted operation under the Bellyhold Space Management Agreement should only serve as a transitional solution to avoid such competition while a long-term contractual operation can serve as a thorough solution to avoid such competition. Therefore, based on arm’s length negotiation, the Company and China Cargo Airlines agreed to the contractual operation of Bellyhold Space Business by China Cargo Airlines and adopted a rather long period for the Bellyhold Space Agreements.

LETTER FROM THE BOARD

(ii)	The professional operation by China Cargo Airlines will give full play to the synergy of transport capacity of the all-cargo aircraft of China Cargo Airlines and the Bellyhold Space as well as the synergy of business-chain of freight business and warehousing business, and is beneficial to the steady growth of revenue generated from the Bellyhold Space freight business.

(iii)	Considering that the logistics and freight business requires heavy investment and long return period, after taking into account the market principles by China Cargo Airlines, the longer duration of contractual operation term will promote the consistent and stable investment of human and material resources as well as the concentration on operation by China Cargo Airlines.

7.3	Information on the Relevant Valuation in relation to the Profit Forecast

As the Valuation Report was prepared according to an approach which involves projection of revenue, under Rule 14.61 of the Hong Kong Listing Rules, the Relevant Valuation under the Valuation Report is regarded as a profit forecast. Details of the principal assumptions (including assumptions upon which the Relevant Valuation is based) are set out as follows:

1.	General assumptions

(1)	Transaction assumption: all assets to be valued are assumed to be already in the transaction process and the valuer conduct the valuation by stimulating the market in accordance with the transaction terms of the assets to be valued.

(2)	Open market assumption: open market assumption is a hypothesis made on the conditions of the market where the assets are intended to be entered and the impact on the assets in such market conditions. An open market refers to a well-developed and comprehensive market conditions and a competitive market with voluntary buyers and sellers where each of the buyer and the seller is offered with equal status, enough opportunity and time to have access to sufficient market information. Transactions between both the buyer and the seller are all conducted under voluntary, rational, non- compulsory and unrestricted conditions.

(3)	Continuous use assumption: continuous use assumption is a hypothesis made on the conditions of the market where the assets are intended to be entered as well as the status of the assets under such market conditions. It is first assumed that the assets to be valued are in use, and it is further assumed that the assets that are in use will be used continuously. Under continuous use assumption, no consideration is given to the conversion of the use of the assets or the utilisation of the assets under the best condition. Thus, the valuation results are subject to a restricted scope of applicability.

LETTER FROM THE BOARD

(4)	Going-concern assumption: assets to be valued in this valuation exist in reliance on the operation of the enterprise they belong to, based on which the valuation is conducted under the hypothesis that the enterprise is considered as the object of the valuation subject relies on. This means the enterprise the assets to be valued in this valuation relies on, as the main operating entity, is assumed to operate continually in accordance with its operation objective under its external environment. The business operators of the enterprise should be responsible for and capable of taking responsibility. The enterprise operates legally and is able to obtain appropriate profits to maintain the capability of going concern and ensure the achievability of the assets to be valued in this valuation.

2.	Assumptions related to revenue forecast

(1)	There is no material change in the state’s relevant prevailing laws, regulations and policies and state’s macroeconomic situation; there is no material political, economic and social environmental change in the regions where the parties of this transaction are situated; there is no other material adverse impact resulting from unforeseeable circumstances and force majeure.

(2)	Assuming that the operators of the company are responsible and the management is able to fulfil its duties.

(3)	Unless otherwise stated, assuming that the company fully complies with all relevant laws and regulations.

(4)	Assuming that the scope of operation, approach and present direction are consistent on the basis of the present management approach and management level of the company.

(5)	There is no material change related to interest rates, exchange rates, the basis of taxation and tax rates as well as political levy.

(6)	There is no other force majeure or unforeseeable situation causing material adverse impact to the corporate.

(7)	Assuming that China Eastern Airlines Corporation Limited and its subsidiaries’ Bellyhold Space Business maintain the current competitive position after the valuation base date.

(8)	Assuming that the aircraft models, quantity and flight information maintain at the 2017 level and 52 new aircrafts to be added as planned.

In accordance with Rule 14.62(2) of the Hong Kong Listing Rules, the Company’s reporting accountants, Ernst & Young, has reviewed the calculations upon which the Relevant Valuation set out in the Valuation Report is based. The letter issued by Ernst & Young in respect of the calculations upon which the Relevant Valuation is based is set out in Appendix III to this circular.

In accordance with Rule 14.62(3) of the Hong Kong Listing Rules, the Board has reviewed the Relevant Valuation and confirms that the Relevant Valuation in the Valuation Report has been made by the Board after due and careful enquiry. The letter from the Board is set out in Appendix II to this circular.

LETTER FROM THE BOARD

8.	GENERAL INFORMATION

8.1	Information relating to the Group

The Group is principally engaged in the business of civil aviation.

8.2	Information relating to CEA Holding

CEA Holding is a wholly PRC state-owned enterprise. It is principally engaged in managing all the state-owned assets and equity interest formed and invested by the state in CEA Holding and its invested enterprises.

8.3	Information relating to China Cargo Airlines

China Cargo Airlines is principally engaged in international (regional) and domestic air cargo and mail transport services.

9.	EGM AND RECOMMENDATION

9.1	EGM

Notice of EGM

The Company will convene the EGM at Four Seasons Hall, 2/F, Shanghai International Airport Hotel (上海國際機場賓館二樓四季廳) at 9:00 a.m. on Thursday, 29 March 2018, or any adjournment thereof, to approve, among other matters, the ordinary resolutions in respect of the Bellyhold Space Agreements and the transactions contemplated thereunder as well as the relevant proposed annual caps.

Closure of books

The H share register of members of the Company will be closed from Tuesday, 27 February 2018 to Thursday, 29 March 2018, both days inclusive, during which period no transfer of the H shares of the Company will be effected. Where applicable, holders of the H shares of the Company intending to attend the EGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H share registrar, Hong Kong Registrars Limited, by 4:30 p.m. on Monday, 26 February 2018. The address and contact details of Hong Kong Registrars Limited are as follows:

Hong Kong Registrars Limited

Rooms 1712–1716, 17th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai

Hong Kong

Telephone: +852 2862 8628

Fax: +852 2865 0990

LETTER FROM THE BOARD

Registration procedures for attending the EGM

(1)	Holders of the H shares of the Company shall deliver their written replies for attending the EGM, copies of transfers or copies of their share certificates or copies of receipts of share transfers, together with copies of their identity cards or other documents of identity, to the place of business of the Board Secretarial Office of the Company located at Room 318, China Eastern Airlines Building No. 1 (next to Terminal One of Shanghai Hongqiao International Airport), 92 Konggang 3rd Road, Changning District, Shanghai, the PRC (fax no: +86 21 62686116) (for the attention of the Office of the Secretary of the Board of Directors) from 9:00 a.m. to 4:00 p.m. on Thursday, 8 March 2018 (if by facsimile) or between Thursday, 1 March 2018 to Thursday, 8 March 2018 (if by post). If proxies are appointed by Shareholders to attend the EGM, they shall, in addition to the aforementioned documents, deliver the proxy forms and copies of their identity cards or other documents of identity to the above place of business of the Company.

(2)	Shareholders can deliver the necessary documents for registration to the Company in the following manner: by post or by facsimile.

Appointing proxies

(1)	Shareholders who have the right to attend and vote at the EGM are entitled to appoint in writing one or more proxies (whether a member of the Company or not) to attend and vote at the meeting on their behalf.

(2)	The instrument appointing a proxy must be duly authorised in writing by the appointor or his attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For the holders of the H shares of the Company, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to Hong Kong Registrars Limited, the Company’s H share registrar not less than 24 hours before the time scheduled for the holding of the EGM before such documents would be considered valid.

(3)	If more than one proxy has been appointed by any Shareholder, such proxies shall not vote at the same time.

9.2	Recommendation

Your attention is drawn to the letter from the Independent Board Committee set out on pages 23 to 24 of this circular which contains its recommendation to the Independent Shareholders, and the letter of advice from the Independent Financial Adviser set out on pages 25 to 47 of this circular containing its advice to the Independent Board Committee and the Independent Shareholders. The Independent Shareholders are advised to read the aforesaid letters before deciding as to how to vote on the resolutions approving the Bellyhold Space Agreements and the transactions contemplated thereunder as well as the proposed annual caps for the period from 1 April to 31 December 2018 and the year ending 31 December 2019.

Having taken into account the factors as disclosed in the paragraph headed “Reasons for and Benefits of the Bellyhold Space Agreements” above, the Directors (including the independent non- executive Directors) consider that (i) the transactions under the Bellyhold Space Agreements are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, are entered into in the ordinary course of business of the Company, and are fair and reasonable and in the interests of the Company and its Shareholders as a whole; and (ii) the relevant proposed annual caps for the transactions contemplated under the Bellyhold Space Agreements are fair and reasonable and in the interests of the Company and its Shareholders as a whole. Accordingly, the Board recommends the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Bellyhold Space Agreements and the transactions contemplated thereunder as well as the relevant proposed annual caps.

LETTER FROM THE BOARD

9.3	Voting

As at the Latest Practicable Date, CEA Holding directly and indirectly held 5,530,240,000 A shares and 2,626,240,000 H shares of the Company, representing in aggregate approximately 56.38% of the issued share capital of the Company and therefore CEA Holding and its associate(s), if any, are connected persons of the Company. Accordingly, CEA Holding and its associates (i.e., 東航金控有限責任公司 (CES Finance Holding Co., Limited) and 東航國際控股(香港) 有限公司 (CES Global Holdings (Hong Kong) Limited)), will at the EGM abstain from voting on the ordinary resolutions approving the Bellyhold Space Agreements and the transactions contemplated thereunder as well as the relevant annual caps for the period from 1 April to 31 December 2018 and the year ending 31 December 2019 which will be taken on a poll as required under the Hong Kong Listing Rules. To the extent that the Company is aware having made all reasonable enquiries, as at the Latest Practicable Date:

(i)	there was no voting trust or other agreement, arrangement or understanding (other than an outright sale) entered into by or binding upon CEA Holding;

(ii)	CEA Holding was not subject to any obligation or entitlement whereby it had or might have temporarily or permanently passed control over the exercise of the voting rights in respect of its shares in the Company to a third party, whether generally or on a case-by-case basis; and

(iii)	it was not expected that there would be any discrepancy between CEA Holding’s beneficial shareholding interest in the Company as disclosed in this circular and the number of shares in the Company in respect of which it would control or would be entitled to exercise control over the voting right at the EGM.

10.	ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the appendixes to this circular.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

(A joint stock limited company incorporated in the People’s Republic of China with limited liability) (Stock code: 00670)

13 March 2018

To the Independent Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

CONTRACTUAL OPERATION AGREEMENT

AND

OPERATION COST AGREEMENT

We refer to the circular dated 13 March 2018 (the “Circular”) to the Shareholders of which this letter forms part. Unless otherwise specified, terms defined in the Circular shall have the same meaning in this letter.

We have been appointed as members of the Independent Board Committee to advise the Independent Shareholders on the Bellyhold Space Agreements and the transactions contemplated thereunder as well as the proposed annual caps for the period from 1 April to 31 December 2018 and the year ending 31 December 2019 and whether the terms are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Octal Capital has been appointed as the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in this regard.

Your attention is drawn to:

(a)	the letter from the Board set out on pages 5 to 22 of this Circular which contains information about the Bellyhold Space Agreements and the transactions contemplated thereunder as well as the proposed annual caps for the period from 1 April to 31 December 2018 and the year ending 31 December 2019;

(b)	the letter from the Independent Financial Adviser set out on pages 25 to 47 of this Circular which contains its advice to the Independent Board Committee and the Independent Shareholders; and

(c)	additional information set out in the appendixes to the Circular.

Having considered the terms of the Bellyhold Space Agreements and the transactions contemplated thereunder as well as the proposed annual caps and the advice and recommendations of the Independent Financial Adviser and taken into account the principal factors and reasons considered by the Independent Financial Adviser, we consider that the transactions under the Bellyhold Space Agreements are in the ordinary and usual course of business of the Company; and the terms of the Bellyhold Space Agreements and the transactions contemplated thereunder as well as the proposed annual caps for the period from 1 April to 31 December 2018 and the year ending 31 December 2019 are on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolutions be proposed at the EGM to approve the Bellyhold Space Agreements and the transactions contemplated thereunder as well as the proposed annual caps for the period from 1 April to 31 December 2018 and the year ending 31 December 2019.

Yours faithfully,
Li Ruoshan Ma Weihua Shao Ruiqing Cai Hongping
Independent Board Committee

LETTER FROM OCTAL CAPITAL

The following is the text of the letter of advice dated 13 March 2018 from Octal Capital to the Independent Board Committee and the Independent Shareholders in respect of the period for the Bellyhold Business Agreements, the Bellyhold Space Agreements and the transactions contemplated thereunder as well as the proposed annual caps for the period from 1 April to 31 December 2018 and the year ending 31 December 2019 prepared for the purposes of Chapter 14A of the Hong Kong Listing Rules and for inclusion in this circular.

801–805, 8/F, Nan Fung Tower
88 Connaught Road Central
Hong Kong

13 March 2018

To the Board

Dear Sirs,

CONTINUING CONNECTED TRANSACTION

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of (i) the Contractual Operation Agreement and the proposed annual caps under the Contractual Operation Agreement; and (ii) Operation Cost Agreement and the proposed annual caps under the Operation Cost Agreement, details of which are contained in the letter from the Board (the “Letter from the Board”) contained in the circular of the Company dated 13 March 2018 (the “Circular”). Unless the context otherwise requires, terms used in this letter shall have the same meanings as those defined in the Circular.

Reference is made to the announcement of the Company dated 1 March 2018 (the “Announcement”), the Company has entered into the Contractual Operation Agreement and Operation Cost Agreement with China Cargo Airlines on 1 March 2018 in relation to the contractual operation of Bellyhold Space Business by China Cargo Airlines and the reimbursement of operation cost of the Bellyhold Space Business payable by the Company to China Cargo Airlines respectively for a term of 14 years and nine months commencing on 1 April 2018 and ending on 31 December 2032 (the “Duration”). Pursuant to the Contractual Operation Agreement, China Cargo Airlines will operate all the Bellyhold Space Business. Pursuant to the Operation Cost Agreement, the Company will reimburse operation cost of the Bellyhold Space Business to China Cargo Airlines, including the marketing fee, labor cost, sales cost and etc.

As at the Latest Practicable Date, China Cargo Airlines is a non-wholly owned subsidiary of Eastern Logistics, which in turn is a non-wholly owned subsidiary of CEA Holding (being the controlling Shareholder). As CEA Holding is the controlling Shareholder, each member of the CEA Holding and its subsidiaries (collectively “CEA Holding Group”), including China Cargo Airlines, is a connected person of the Company. Since the relevant applicable percentage ratios set out in Hong Kong Listing Rules in respect of the transactions contemplated under the Contractual Operation Agreement and the Operation Cost Agreement are expected to be more than 5% on an annual basis, such transactions are expected to be subject to the reporting, announcement and annual review requirements and independent shareholders’ approval under the Hong Kong Listing Rules. Pursuant to Rule 14A.52 of the Hong Kong Listing Rules, as the terms of the continuing connected transactions set out above are more than three years, the transactions thereunder are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements.

LETTER FROM OCTAL CAPITAL

As at the Latest Practicable Date, we, Octal Capital Limited, are not connected with the directors, chief executives and substantial shareholders of the Company or the CEA Holding Group or China Cargo Airlines or any of their respective subsidiaries or associates or parties acting in concert with any of them and do not have any shareholding, directly or indirectly, in any members of the Company or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Company. We are therefore considered suitable to give independent advice to the Independent Board Committee and the Independent Shareholder. During the last two years, we are engaged as the independent financial adviser to the Company in respect of (i) connected transaction and discloseable transaction in relation to disposal of the entire equity interest in Eastern Logistic (details of which are set out in the circular of the Company dated 19 December 2016); (ii) continuing connected transaction and major transaction in relation to 2017–2019 aircraft finance lease framework agreement (details of which are set out in the circular of the Company dated 20 May 2016); and (iii) continuing connected transaction and major transaction in relation to 2016 aircraft finance lease framework agreement (details of which are set out in the circular of the Company dated 20 May 2016) (the “Previous Engagements”). Under the Previous Engagements, we were required to express our opinion on and give recommendation to the independent committee of the Board comprising all the independent non-executive Directors and independent Shareholders in respect of the relevant transactions.

Apart from normal professional fees payable to us in connection with this appointment, no arrangement exists whereby we will receive any fees or benefits from the Group or the directors, chief executive and substantial shareholders of the Company or CEA Holding Group or China Cargo Airlines or any of its subsidiaries or their respective associates. Despite the Previous Engagements, we consider our independence in regard of our engagement to advise the Independent Board Committee and the Independent Shareholders in respect of the terms of the Bellyhold Space Agreements and the proposed annual caps under the Bellyhold Space Agreements (the “Current Engagement”) unaffected due to the facts that (i) under Previous Engagements, we were entitled to receive normal professional fees that are comparable to market rates and in line with general market practice; (ii) the transaction type of the Previous Engagements and the Current Engagement varied; (iii) we have discharged our responsibilities with due care and skill and performed our duties with impartiality in respect of each of our engagements with the Company; and (iv) each of the engagements was handled independently as an individual task. Therefore, we consider ourselves eligible to act as the independent financial adviser to the Company under the requirements of the Hong Kong Listing Rules.

In formulating our opinion, we have relied on the accuracy of the information and representations contained in the Circular and have assumed that all information and representations made or referred to in the Circular were true at the time they were made and continue to be true as at the date of the Circular. We have also relied on our discussion with the Directors and management of the Company on the terms of the Bellyhold Space Agreements, including the information and representations contained in the Circular. We consider that we have reviewed sufficient information to reach an informed view, to justify our reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our advice. We have no reason to suspect that any material facts have been omitted or withheld from the information contained or opinions expressed in the Circular nor to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors and management of the Company. We have not, however, conducted an independent in-depth investigation into the business and affairs of the Company and the CEA Holding Group and China Cargo Airlines and their associates nor have we carried our any independent verification of the information supplied.

LETTER FROM OCTAL CAPITAL

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion regarding the terms of the Bellyhold Space Agreements and the proposed caps under the Bellyhold Space Agreements and giving our independent financial advice to the Independent Board Committee and the Independent Shareholders, we have considered the following principal factors and reasons:

1.	BACKGROUND OF AND REASONS FOR ENTERING INTO OF THE BELLYHOLD SPACE AGREEMENTS AND THE PROPOSED ANNUAL CAPS UNDER THE BELLYHOLD SPACE AGREEMENTS

1.1	Background information of the Company, CEA Holding and China Cargo Airlines

The Company is principally engaged in the business of civil aviation.

CEA Holding is a wholly PRC state-owned enterprise. It is principally engaged in managing all the state-owned assets and equity interest formed and invested by the state in CEA Holding and its invested enterprises.

China Cargo Airlines is a company incorporated in the PRC on 30 July 1998. It is principally engaged in the provision of international (regional) and domestic air cargo and mail transport services. It is the first all-cargo airline operating dedicated freight services in the PRC and one of the dominant players in the air cargo services market in the PRC.

1.2	Background of entering into of the Bellyhold Space Agreements

On 29 November 2016, the Company entered into the Disposal Agreement with Eastern Airlines Industry Investment, a wholly-owned subsidiary of CEA Holding (the controlling Shareholder), pursuant to which the Company had disposed the entire equity interest in Eastern Logistics to Eastern Airlines Industry Investment (the “Disposal”). As stated in the circular of the Company dated 19 December 2016 in relation to the Disposal, the Company is of the view that the Disposal:

(i)	was a specific measure and reasonable option for the Company to cope with the poor conditions of the air freight market and is beneficial in improving the overall operational performance of the Company as China Cargo Airlines, a subsidiary of Eastern Logistics, suffered large amount of cumulative losses during the period from 2011 to 2015, translating to a relatively high debt ratio that affected the overall operating performance of the Company;

(ii)	would be beneficial to the Company in focusing relevant resources on operating its air passenger transportation business and further build up the Company’s image and competitiveness in the air passenger transportation sector as the Company failed to drive the growth of freight transportation business by its passenger transport business in order to achieve balanced development of both business; and

(iii)	would oblige Eastern Logistics and China Cargo Airlines to repay the large amount of non- operational and operational payables due to the Company since China Cargo Airlines was in a state of loss-making and therefore not capable of repaying the aforementioned payables to the Company in the short term.

LETTER FROM OCTAL CAPITAL

As at 8 February 2017, the Company had transferred 100% equity interest in Eastern Logistics to Eastern Airlines Industry Investment and the industrial and commercial registration of such transfer had been completed. As such, since 8 February 2017, Eastern Logistics has ceased to be a subsidiary of the Company and has become a subsidiary of CEA Holding.

Upon completion of the Disposal, China Cargo Airlines became a connected person of the Company as defined under the Hong Kong Listing Rules. As (i) the freight logistics business support services provided by the Company to Eastern Logistics and each member of its group of subsidiaries (“Eastern Logistics Group”) and the cargo terminal business support services provided by the Eastern Logistics Group to the Company constituted continuing connected transactions of the Company; and (ii) the Bellyhold Space Business of the Group was in competition with the all-cargo aircraft freight business of China Cargo Airlines, the Company entered into the Bellyhold Space Management Agreement with China Cargo Airlines on 1 January 2017 which constitute a continuing connected transaction of the Company to entrust the management of bellyhold space to China Cargo Airlines as (i) the Bellyhold Space Business of the Group cannot be extracted from the aircrafts of the Group thoroughly; and (ii) it acted as a transitional solution to avoid competition between the Group and China Cargo Airlines. The price and/ or pricing standard of the Group’s provision of the freight logistics business support services and the cargo terminal business support services to Eastern Logistics Group have to be determined with reference to the market price, and was arrived at after arm’s length negotiation between the parties of freight logistics daily connected transactions framework agreement.

1.3	Reasons for and benefits of entering into of the Bellyhold Space Agreements

As set out in the annual report 2016 of the Company, the Group adheres to its principle of deepening its comprehensive reforms, led by internationalisation and application of internet, centered on reformation development, brand construction and ability enhancement, striving to realise the development objective of “establishing a world class and happy CEA”, accelerated to change from a traditional air carrier to a modern aviation integrated services provider.

As set out in the Letter from the Board, the Directors consider that entering into of the Bellyhold Space Agreements will be beneficial to the Company as it can further eliminate the competition between the Company and China Cargo Airlines more thoroughly and improve the overall operation performance of the Bellyhold Space Business of the Company. The Company can therefore focus on the passenger air transportation business of the Group. Having considered the benefits above, the Directors are of the view that the entering into of the Bellyhold Space Agreements is in the interest of the Company and its shareholders as a whole.

LETTER FROM OCTAL CAPITAL

Financial performance of the Group

The summary of the revenue of the Group for the years ended 31 December 2014, 2015 and 2016 and the six months ended 30 June 2017 as extracted from the 2014, 2015 and 2016 annual reports and 2017 interim report of the Company respectively are set out as follows:

	For the year ended 31 December			For the six months ended 30 June
	2014 RMB’ million	2015 RMB’ million	2016 RMB’ million	2016 RMB’ million	2017 RMB’ million
Traffic revenues	82,589	85,076	89,554	41,988	44,876
— Passenger	75,261	78,585	83,577	39,298	43,106
— Cargo and mail	7,328	6,491	5,977	2,690	1,777
Tour operations income	3,047	3,491	3,113	1,392	1,070
Ground service income	2,168	2,546	2,850	1,327	701
Cargo handling and processing income	512	750	794	217	69
Commission income	94	78	92	15	56
Others	1,775	2,028	2,501	1,396	1,644

Total revenue	90,185	93,969	98,904	46,335	48,423

As set out above, we noted that:

(i)	the revenue of the Group for the years ended 31 December 2014, 2015 and 2016 recorded a slight and stable increase. However, traffic revenue in relation to cargo and mail of the Group was decreasing from approximately RMB7.3 million to approximately RMB6.0 million in the same period. For the six months ended 30 June 2017, traffic revenue in relation to cargo and mail of the Group was approximately RMB1.8 million, representing a decrease of approximately 33.9% as compared to that for the six months ended 30 June 2016; and

(ii)	the traffic revenue in relation to cargo and mail of the Group for the year ended 31 December 2014, 2015 and 2016 and six months ended 30 June 2017 accounted for approximately 8.1%, 6.9%, 6.0% and 3.7% of the total revenue of the Group for the respective years/period.

Since bellyhold space was part of the passenger aircrafts, entering into of the Bellhold Space Agreements is the only feasible arrangement to subcontract the Bellyhold Space Business so that the Group will be able to focus on the passenger freight business and redirect its resources to the passenger freight business.

LETTER FROM OCTAL CAPITAL

Non-competition between the Company and China Cargo Airlines

As mentioned in the subsection headed “Background of entering into of the Bellyhold Space Agreements”, upon completion of the Disposal, (i) China Cargo Airlines became a connected person of the Company as defined under the Hong Kong Listing Rules; and (ii) competition between the Company’s passenger aircraft bellyhold space freight business and China Cargo Airline’s all-cargo aircraft freight business existed. The Board considered and approved the resolution on “the entering into of the ‘Bellyhold Space Management Agreement’ between the Company and China Cargo Airlines and engaging in the transactions contemplated thereunder”* (《關於本公司與中貨航簽 署<客機腹艙委託經營協 議>並開展項下交易的議案》) at the third ordinary meeting of the eighth session of the Board on 29 November 2016, pursuant to which it was agreed that the Company will entrust China Cargo Airlines to operate the businesses of bellyhold cargo sales, settlement and relevant operational support in all of its passenger flights (under the Company and its subsidiaries). Upon the signing of the Bellyhold Space Management Agreement, the Company will further fulfill its obligations of information disclosure in accordance with the applicable requirements of the Hong Kong Listing Rules. The Company therefore entered into the Bellyhold Space Management Agreement with China Cargo Airlines on 1 January 2017 which constitute continuing connected transactions of the Company to entrust the management of Bellyhold Space Business to China Cargo Airlines as a transitional solution to avoid competition between the Group and China Cargo Airlines. Pursuant to the Bellyhold Space Management Agreement, the Company entrusted China Cargo Airlines to manage the Bellyhold Space Business of the Company for a term of three years.

After the operation practice of around one year under the Bellyhold Space Management Agreement and in order to further eliminate all the competition between the Company and China Cargo Airlines and enable the Company to allocate more resources on the passenger air transportation business, the Company entered into the Bellyhold Space Agreements with China Cargo Airlines on 1 March 2018, pursuant to which China Cargo Airlines as a contractor will operate all the Bellyhold Space Business of the Company and its five major subsidiaries (namely Shanghai Airlines, Eastern Air Wuhan, Eastern Air Jiangsu, Eastern Air Yunnan and China United Airlines) and pay the contractual fee to the Company; and the Company will reimburse reasonable operation cost of the Bellyhold Space Business to China Cargo Airlines.

Experience of China Cargo Airlines

In addition, we have checked the website of China Cargo Airline in relation to its business nature and the business relationship between the Company and China Cargo Airlines. Based on the experience of China Cargo Airlines in the air cargo and mail transport industry since its incorporation in 1998 and China Cargo Airlines, being the 83% wholly-owned subsidiary of Eastern Logistics which was the wholly- owned subsidiary of the Group before the Disposal, is familiar with the Group’s Bellyhold Space Business, entering into of the Bellyhold Space Agreement will benefit the Company to improve the utilisation of the Bellyhold Space Business of the Company.

Having considered that:

(i)	the contractual operation of Bellyhold Space Business by China Cargo Airlines will be beneficial to the Company that the Bellyhold Space Business of the Company can be delineated to China Cargo Airlines so that it can redirect and focus the relevant resources on the operation of its passenger air transportation business and further build up the Company’s brand image and performance in the passenger air transportation area;

(ii)	entering into of the Bellyhold Space Agreements can provide a clear delineation of the passenger transportation business and the cargo business which could eliminate the competition between the Company and China Cargo Airlines; and

(iii)	pooling the resources of the Company and China Cargo Airlines together will be able to achieve improved economies of scale.

LETTER FROM OCTAL CAPITAL

We concur with the management of the Company that entering into of the Bellyhold Space Agreements will improve the overall operation results of the Company in relation to the Bellyhold Space Business and be beneficial to the Company in focusing relevant resources on operating and developing its air passenger transportation business and enjoy the economies of scales derived from the contractual operation of the Bellhold Space Business under the Bellyhold Space Agreements.

2.	THE PRINCIPAL TERMS OF BELLYHOLD SPACE AGREEMENTS

Pursuant to the Bellyhold Space Management Agreement, the Company entrusted China Cargo Airlines to manage the Bellyhold Space Business of the Company for a term of three years.

After the operation practice of around one year under the Bellyhold Space Management Agreement and in order to further eliminate the competition between the Company and China Cargo Airlines more thoroughly and enable the Company to concentrate on the passenger air transportation business, the Company entered into the Bellyhold Space Agreements with China Cargo Airlines on 1 March 2018, pursuant to which China Cargo Airlines as a contractor will operate all the Bellyhold Space Business of the Company and its five major subsidiaries (namely Shanghai Airlines, Eastern Air Wuhan, Eastern Air Jiangsu, Eastern Air Yunnan and China United Airlines) and pay the contractual fee to the Company; and the Company will reimburse reasonable operation cost of the Bellyhold Space Business to China Cargo Airlines.

Period for the Bellyhold Space Agreements

The term of the Bellyhold Space Agreements with China Cargo Airlines is 14 years and nine months commencing on 1 April 2018 and 31 December 2032. According to Rule 14A.52 of the Hong Kong Listing Rules, any continuing connected transactions must not exceed three years, except in special circumstances where the nature of the transaction requires a longer period. In this connection, the Company has engaged us as the independent financial adviser to opine on the term of the Bellyhold Space Agreements, which is more than three years, and to confirm that it is normal business practice for agreements of this type to be of such duration.

In arriving at our opinion, we have considered the following factors:

(i)	Eastern Logistics has expressed to the Company that it would not exclude the possibility of applying for listing of its shares on a stock exchange in the PRC. In such circumstance, it is expected that the Non-competition Undertaking will be necessary for Eastern Logistics to comply with the applicable guidelines on initial public offering and listing of shares issued by China Securities Regulatory Commission (“CSRC”). Therefore, a period more than three years of the Bellyhold Space Agreements could facilitate the potential listing of Eastern Logistics;

(ii)	entering into of the Bellyhold Space Agreements could provide a clear delineation of the passenger transportation business and the cargo business which could eliminate the competition between the Company and China Cargo Airlines; and

(iii)	the entering into of the Bellyhold Space Agreements (a) is in line with the overall trend of major international airlines withdrawing from air freight transportation business; (b) avoids competition between the Group and Eastern Logistics; (c) facilitates the Group’s focus on air passenger transportation in terms of the use of relevant resources; (d) enhances the Group’s operation and management ability in its core business of passenger transportation; and (e) further builds up the brand image and competitiveness of the Group in the air passenger transportation sector, thereby creating better investment returns for shareholders; and

LETTER FROM OCTAL CAPITAL

(iv)	it is a commercial decision made between the Group and China Cargo Airlines and the Duration of the Bellyhold Space Agreements can derive stable income to the Group and save the relevant costs and resources of the Bellyhold Space Business in order to achieve the goal of offloading the cargo and mail business of the Group.

In addition, as discussed with the management of the Company, we understand from the Company that China Cargo Airlines is the sole service provider in relation to the Bellyhold Space Business of the Company since its entrustment of Bellyhold Space Business to China Cargo Airlines. Therefore, no similar transactions entered into between the Company and other third parties which are independent of the Company and its connected persons and their respective associates (“Independent Third Parties”) were identified for comparison.

For the purpose of assessing whether it is a normal business practice for similar transactions as the Bellyhold Space Agreements, we researched similar transactions in relation to bellyhold management and air cargo management services of other listed companies in The Stock Exchange of the Hong Kong Limited (the “Stock Exchange”) in the past five years which constituted continuing connected transactions to the relevant listed companies, and we considered that five years would be a sufficient period to gather enough comparable transactions to justify the fairness of the terms of the above agreements. To the best of our knowledge and as far as we are aware of, we identified the following relevant agreements which met the criteria above:

Date of announcement	Company name	Stock code	Type of agreement	Term of the agreement
3 January 2017	The Company	670	Bellyhold space management agreement	Three years
30 August 2016	Air China Limited	753	Marketing and sales services of bellyhold space	Three years
8 November 2013	China Southern Airlines Company Limited	1055	Passenger and cargo sales agency services framework agreement	Three years

			Average	Three years
			Maximum	Three years
			Minimum	Three years
			Median	Three years

1 March 2018	The Company	670	Bellyhold Operation Agreements	14 years and nine months

LETTER FROM OCTAL CAPITAL

Based on the independent publicly available information as set out above, we have identified three similar agreements in relation to bellyhold management and air cargo management services (“Comparable Transactions”) and noted that the range of the terms of the Comparable Transactions were three years, which is shorter than the Duration. However, the purpose of the Comparable Transactions mainly focused on the operational arrangement of the bellyhold space of the passenger aircraft of the comparable companies with its connected person, and in particular, the purpose of entering into of the bellyhold space lease agreement between Air China Limited and Air China Cargo with a term of three years as the leased property of Air China Limited is under the supervision of the General Administration of Customs of the PRC and such property requires a lease term to be at least five years. No non-competition undertaking was involved in the entering into of the bellyhold space lease agreement between Air China Limited and Air China Cargo Co., Ltd.. Therefore, the underlying purposes of the Comparable Transactions were different from the purpose of the Contractual Operation Agreement, which aims at eliminating the competition between the Bellyhold Space Business of the Company and the all-cargo aircraft freight business of China Cargo Airlines.

On the other hand, we performed a research on subcontracting transactions with the purpose of setting up certain non-competition arrangements in order to eliminate the competition between the owner and the subcontractor. We identified two comparable transactions (the “Non-Competition Comparables”) detailed as below:

(i)	SEC Electric Machinery Co. Ltd.* (中電電機有限公司), a company listed in the Shanghai Stock Exchange (Stock code: 603988), entered into a subcontracting agreement with SEC Mechanical Holdings Co., Limited* (中電動力控股有限公司) as stated in the announcement of SEC Electric Machinery Co. Ltd. in November 2017 in relation to the subcontracting of motor manufacturing business of SEC Mechanical Holdings Co., Limited to SEC Electric Machinery Co. Ltd with a term until (i) the competing business between SEC Electric Machinery Co. Ltd. and SEC Electric Mechanical Holdings Co. Limited no longer exists; or (ii) the subcontracting business no longer under the management of SEC Electric Mechanical Holdings Co. Limited; and

(ii)	Jilin Forest Industry Co. Ltd.* (吉林森林工業股份有限公司), a company listed in the Shanghai Stock Exchange (Stock code: 600189), entered into an entrusted asset management agreement with Jilin Mori Engineering Group Co., Ltd.* (吉林森工人造板集團有限公司) as stated in the announcement of Jilin Forest Industry Co. Ltd. in August 2015 in relation to the entrustment of the management of certain subsidiaries of Jilin Forest Industry Co. Ltd. which are principally engaged in manufacturing of wood-based panels to Jilin Mori Engineering Group Co., Ltd. with a term until mutual agreement between Jilin Forest Industry Co. Ltd. and Jilin Mori Engineering Group Co., Ltd. is reached.

Having considered (i) the purpose of the Non-Competition Comparables is to resolve the competing business between related companies; and (ii) the terms of the Non-Competition Comparables are infinite upon the conditions mentioned above are achieved respectively, we considered the Non-Competition Comparables are relevant comparisons to the term of the Bellyhold Space Agreements.

We understood from the Company that the Duration is determined based on:

(i)	the licensing agreement entered into between the Company and China Eastern Airlines Media Co., Ltd.* (東方航空傳媒股份有限公司) in September 2013 in relation to the licensing of advertising in the aircrafts of the Company with a term of 15 years with a predetermined aggregate licensing fee of RMB237 million; and

LETTER FROM OCTAL CAPITAL

(ii)	the consultation results with CSRC by the Company and the advice provided by the PRC legal adviser of the Company.

Based on the consideration above and we noted that commencement date of the Duration is 1 April 2018, which is a date after three-month period since 1 January 2018, we are of the view that the Duration of 14 years and nine months is a reasonable determination for the term of the Bellyhold Space Agreements.

As mentioned in the Letter from the Board, the Board considers that a longer duration for the Bellyhold Space Agreements is beneficial to the Company from the following aspects:

(i)	The longer duration is necessary for further eliminating the competition between the Bellyhold Space Business of the Company and the all-cargo aircraft freight business of China Cargo Airlines. As set out in the paragraph headed “Contractual Operation Agreement — Further Information in relation to the Non-competition Undertaking by the Company” in the Letter from the Board, Eastern Logistics has expressed to the Company that it would not exclude the possibility of applying for listing of its shares on a stock exchange in the PRC. As advised by the Company’s PRC legal adviser and based on the consultation with CSRC by the Company, the business of Eastern Logistics should not compete with the business of its controlling shareholder, de facto controller and its related parties (including the Company) in accordance with the CSRC Guidelines. Eastern Logistics has become a connected person of the Company upon completion of the Disposal. The Bellyhold Space Business of the Company has been in competition with the all-cargo aircraft freight business of China Cargo Airlines, a 83%-owned subsidiary of Eastern Logistics and in turn a subsidiary of CEA Holding, which does not conform with the CSRC Guidelines. Since the Bellyhold Space constitutes part of the passenger aircrafts, the Bellyhold Space Business could not be disposed of by the Company. As such, the Company and China Cargo Airlines entered into the Bellyhold Space Management Agreement on 1 January 2017, pursuant to which the Company entrusted China Cargo Airlines to manage the Bellyhold Space freight business of the Company for a term of three years. Based on the consultation with CSRC by the Company, the entrusted operation under the Bellyhold Space Management Agreement should only serve as a transitional solution to avoid such competition while a long-term contractual operation can serve as a thorough solution to avoid such competition. Therefore, based on arm’s length negotiation, the Company and China Cargo Airlines agreed to the contractual operation of Bellyhold Space Business by China Cargo Airlines and adopted a rather long period for the Bellyhold Space Agreements;

(ii)	The professional operation by China Cargo Airlines will give full play to the synergy of transport capacity of the all-cargo aircraft of China Cargo Airlines and the Bellyhold Space as well as the synergy of business-chain of freight business and warehousing business, and is beneficial to the steady growth of revenue generated from the Bellyhold Space freight business; and

(iii)	Considering that the logistics and freight business requires heavy investment and long return period, after taking into account the market principles by China Cargo Airlines, the longer duration of contractual operation term will promote the consistent and stable investment of human and material resources as well as the concentration on operation by China Cargo Airlines.

LETTER FROM OCTAL CAPITAL

The Bellyhold Space Business is unique in the aviation industry and the subcontracting arrangement to achieve delineation of the Bellyhold Space Business of the Company and the all-cargo aircraft freight business of China Cargo Airlines was mainly resulted from the proposed restructuring plan of the Group while there are no precedent cases in relation to the subcontracting arrangement of bellyhold space in the aviation industry. Since one of the unique characteristics of entering into of the Bellyhold Space Agreements is to resolve the competition between the Company and China Cargo Airlines, we considered that the use of the Non-competition Comparables in comparing the term of the Contractual Operation Agreement is appropriate.

Having considered the above, in particular, the uniqueness of the Bellyhold Space Business in the aviation industry and the requirement of the CSRC to achieve delineation of the Bellyhold Space freight business of the Company and the all-cargo aircraft freight business of China Cargo Airlines, we are of the view that the Duration under the Bellyhold Space Agreements is reasonable and the prolong period under a subcontracting agreement with the purpose of achieving a non-competition arrangement is a normal business practice.

The proposed annual caps under the Bellyhold Space Agreements

A.	Contractual Operation Agreement

The table below sets out the historical revenue of Bellyhold Space Business of the Group for the year ended 31 December 2017:

For the year ended 31 December 2017 Approximate RMB million
(Unaudited)
Revenue of Bellyhold Space Business of the Group	3,300

The proposed annual caps for the amount payable by China Cargo Airlines to the Company in connection with the Bellyhold Space Business of the Company for each of the period/year ending 31 December 2018 and 2019 respectively are set out as follow:

	For the period from 1 April 2018 to 31 December 2018 Approximate RMB million	For the year ending 31 December 2019 Approximate RMB million
Proposed annual caps under Contractual Operation Agreement	3,000	4,000

LETTER FROM OCTAL CAPITAL

(i)	Basis of determining the proposed annual caps under the Contractual Operation Agreement

Pursuant to the Contractual Operation Agreement, the Settlement Price for each year shall be the sum of the Bench Mark Price (Without Tax) and the Adjustment Amount.

In the fourth quarter of each financial year, the Company shall engage an Independent Third Party asset evaluation agency which has the qualification of asset evaluation to evaluate the annual revenue (without tax) of Bellyhold Space Business for the next financial year (the “Annual Revenue (Without Tax) of Bellyhold Space Business”) and file the evaluation results with supervision authority of the state-owned assets. The filed evaluation results will serve as the Bench Mark Price (Without Tax), which is calculated based on the available tonne-kilometre (“ATK”) times the overall load factor (“OLF”) times revenue level per kilometre. ATK shall be determined based on the plan of introduction of passenger flights of the Company and its wholly-owned subsidiaries and the controlled subsidiaries for the next year, while the OLF and the revenue level per kilometre shall be determined based on the historical data of the respective airline routes of the Company.

Considering that there may be market fluctuation, the Company and China Cargo Airlines agreed to appoint a qualified accounting firm to conduct a special audit to the actual revenue (without tax) of China Cargo Airlines for operating the Bellyhold Space Business for each financial year. The special audit should be conducted within three months after the end of each financial year. Where there is any difference between the Bench Mark Price (Without Tax) and the actual revenue (without tax), the Settlement Price should be adjusted by the Adjustment Amount, which equals to 50% of the result of the audited actual revenue (without tax) minus the Bench Mark Price (Without Tax). The remaining 50% of the difference between the audited actual revenue (without tax) and the Bench Mark Price (Without Tax) shall be enjoyed or borne by China Cargo Airlines.

In arriving at the estimated aggregate amounts payable by China Cargo Airlines to the Group in connection with the Bellyhold Space Business of the Company for the period from 1 April 2018 to 31 December 2018 and the year ending 31 December 2019, the Company has considered, among other things, (i) the Bench Mark Price (Without Tax) for the period from April to December of 2018 amounting to approximately RMB2,737 million as evaluated by the Valuer in the Valuation Report, a summary of which is set out in Appendix I to this circular; (ii) the historical amount of the revenue of Bellyhold Space freight business of the Group for the year ended 31 December 2017 amounting to approximately RMB3,300 million; (iii) a buffer of 10% based on the Bench Mark Price (Without Tax) for the period from 1 April to 31 December 2018 to adjust the potential difference between the audited actual revenue of operating the Bellyhold Space Business and the Bench Mark Price (Without Tax); and (iv) the future expansion of operation scale of the Company and the overall situation of the freight market.

With reference to (i) the estimated revenue of the Bellyhold Space Business of the Group for the nine months period from 1 April 2018 to 31 December 2018 is approximately RMB2,736.7 million, being the Bench Mark Price (Without Tax); and (ii) the revenue of Bellyhold Space Business of the Group for the year ended 31 December 2017 of approximately RMB3,300 million, in order to have a buffer of 10% based on the Bench Mark Price (Without Tax) for the period from 1 April to 31 December 2018 to adjust the potential difference between the audited actual revenue of operating the Bellyhold Space Business and the Bench Mark Price (Without Tax), the management of the Company proposed the annual cap of RMB3,000 million for the period from 1 April 2018 to 31 December 2018.

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(ii)	Pricing of the proposed annual caps under the Contractual Operation Agreement

The Company has engaged Beijing Pan-China Assets Appraisal Co. Ltd., a qualified asset evaluation firm and the Valuer, to estimated revenue derived from Bellyhold Space Business of the Company for the period from 1 April 2018 to 31 December 2018, being the Bench Mark Price (Without Tax). To assess the competency of the Valuer, we have reviewed and enquired its qualification and experience. We note that the Valuer is a recognised valuation company across the PRC. Meanwhile, Ms. Zhao Renren and Mr. Wang Renhua, the vice general managers of the Valuer, are responsible for signing the Valuation Report. They are chartered surveyors under China Appraisal Society with more than 10 years of experience in the valuation of future business income in Hong Kong and the PRC. Furthermore, we note that Ms. Zhao Renren and Mr. Wang Renhua have substantial experience in providing valuation services to Hong Kong and PRC listed companies. We also understand from our enquiry with the Valuer that it is an Independent Third Party and did not have any business relationship except the issue of valuation reports in relation to the Group and other assets of the Group in preparation for the Group’s financial reporting. We have also reviewed the scope of services provided under the engagement of the Valuer by the Company and we note that the scope of work is appropriate to the opinion given in the Valuation Report and there were no limitations on the scope of work. Thus, we consider the Valuer is qualified and possesses sufficient relevant experience in performing the valuation of the estimated revenue derived from Bellyhold Space Business of the Company for the period from 1 April 2018 to 31 December 2018.

We have reviewed the Valuation Report and to assess the valuation methodology and assumptions applied by the Valuer, we have discussed the valuation result with the Valuer, including specifics on (a) basis and assumptions used, and valuation approaches employed and the underlying reasons. We note that the Valuer has adopted revenue forecast for arriving at the valuations for the estimated revenue derived from Bellyhold Space Business of the Company for the period from 1 April 2018 to 31 December 2018 as set out in the Appendix I to this circular. In addition, the major assumptions of revenue forecast include (i) there is no material change in the state’s relevant prevailing laws, regulations and policies and state’s macroeconomic situation; there is no material political, economic and social environmental change in the regions where the parties of the transaction are situated; there is no other material adverse impact resulting from unforeseeable circumstances and force majeure; (ii) the operators of the Company are responsible and its management is able to fulfil its duties; (iii) the Company fully complies with all relevant laws and regulations unless otherwise specified ; (iv) the scope of operation, approach and present direction are consistent on the basis of the present management approach and management level of the Company; and (v) there is no material change related to interest rates, exchange rates, the basis of taxation and tax rates as well as political levy. We were advised by the Valuer that as no other valuation methodologies are suitable for the estimation of the Settlement Price, revenue forecast was the only suitable valuation approach and the valuation of the Settlement Price was carried out in compliance with the requirements of relevant laws, administrative regulations and asset valuation standards in the PRC. We also note that in accordance with Rule 14.62(2) of the Hong Kong Listing Rules, the Company’s reporting accountants, Ernst & Young, has reviewed the calculations upon which the Relevant Valuation set out in the Valuation Report is based. Based on our review and analysis of the Valuation Report, we consider that the valuation methodology applied by the Valuer are commonly used by professional valuers and justifiable in such estimation and the assumptions being evaluated and validated which can provide a reasonable basis in arriving at the valuation and the fact that the valuation was carried out in accordance with the requirements of relevant laws, administrative regulations and asset valuation standards in the PRC and comply with the Hong Kong Listing Rules. Therefore, we consider that the valuation approach and assumptions that the Valuer has taken in valuing the Settlement Price are fair and reasonable.

LETTER FROM OCTAL CAPITAL

To assess the reasonableness of the proposed caps under the Contractual Operation Agreement, we assessed the estimation of the Bench Mark Price (Without Tax) for the period from 1 April 2018 to 31 December 2018 of approximately RMB2,736.7 million. We have reviewed Valuation Report and understand that the Bench Mark Price (Without Tax) is estimated based on the formula below:

Bench Mark Price (Without Tax) =	ATK (available tonne kilometres) ×
OLF (overall load factor) ×
revenue level per kilometre

We obtained the historical revenue derived from the Bellyhold Space Business of the Group for the years ended 31 December 2014, 2015, 2016 and 2017 and the results are set out below respectively:

	For the year ended 31 December
	2014 Approximate RMB million	2015 Approximate RMB million	2016 Approximate RMB million	2017 Approximate RMB million
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue of Bellyhold Space Business of the Group	2,500	2,600	2,900	3,300
Growth of revenue of Bellyhold Space Business of the Group from the previous year	Not applicable	4.0%	11.5%	13.8%

We noted that the compound annual growth rate of revenue of Bellyhold Space Business of the Group from the year ended 31 December 2014 to the year ended 31 December 2017 (the “Revenue’s CAGR”), was approximately 9.7%. By multiplying the revenue of Bellyhold Space Business of the Group for the year ended 31 December 2017 by the Revenue’s CAGR, the forecasted revenue of Bellyhold Space Business of the Group for the year ending 31 December 2018 and 2019 should be approximately RMB3,620 million and RMB3,971 million respectively. By proportionating the forecasted revenue of Bellyhold Space Business of the Group for the year ending 31 December 2018 into a period of nine months period (assuming no seasonal factors exist), the forecasted revenue of Bellyhold Space Business of the Group for the nine months in year 2018 shall be approximately RMB2,715 million accordingly. Since the valuation of the revenue derived from the Bellyhold Space Business of the Group for the period from 1 April 2018 to 31 December 2018 is based on the management accounts of the Company while the actual Settlement Price should be determined based on the audited figures, we consider that including a 10% buffer to the Bench Mark Price (Without Tax) for the period from 1 April 2018 to 31 December 2018 to cater the adjustment of the potential difference from the audited actual revenue of operating the Bellyhold Space Business to be reasonable. For the forecasted revenue of Bellyhold Space Business of the Group for the nine months in year 2018 of approximately RMB2,715 million, the result with a 10% buffer will be around the proposed annual cap of RMB3,000 for the period from 1 April 2018 to 31 December 2018.

LETTER FROM OCTAL CAPITAL

To further assess the reasonableness of the determination of the growth of the revenue of Bellyhold Space Business of the Group, we have performed industry research in relation to the cargo and mail industry. The following graph presents the traffic and volume of cargo and mail in PRC during 2012 to 2016.

Source: Civil Aviation Administration of China

Note: Tonnes kilometers represent the tonnes of goods multiplying the kilometers of distance flown.

According to the annual statistic reports published by Civil Aviation Administration of China, the cargo and mail traffic was continuously increasing from 2012 to 2016 and recorded a compound annual growth rate of approximately 7.9%. The volume of cargo and mail traffic was also growing substantially from approximately 5.5 million tonnes in 2012 to approximately 6.7 million tonnes in 2016, representing a compound annual growth rate of approximately 6.0%. The growth of air cargo traffic was driven by the growth of PRC domestic economy and the recovery of global economy.

According to Boeing Current Market Outlook (2016-2035) (the “CMO Report”), the world passenger traffic is predicted to grow by approximately 4.7% per annum and world air cargo traffic by approximately 4.2% per annum over the 20 year-period from 2016 to 2035 respectively. The CMO Report also forecasts that the airline passenger traffic in the Asia Pacific region and PRC is expected to record an annual growth rate of approximately 5.7% per annum and 6.1% per annum respectively from 2016 to 2035 due to PRC’s strong economic growth. The Revenue’s CAGR is in line with the positive annual growth rate of air cargo traffic as shown above.

In addition, as discussed with the management of the Company, we understand from the Company that China Cargo Airlines is the sole service provider in relation to the Bellyhold Space Business of the Company since its entrustment of Bellyhold Space Business to China Cargo Airlines. Therefore, no similar transactions entered into between the Company and other Independent Third Parties were identified for comparison.

LETTER FROM OCTAL CAPITAL

Based on the factors above, we consider that the estimation of the Bench Mark Price (Without Tax) for the period from 1 April 2018 to 31 December 2018 and year ending 31 December 2019 is fair in general. As rounding up the figures to the nearest RMB billion is a relatively common and prudent approach in order to have a better flexibility on the transaction amounts to be incurred under the Contractual Operation Agreement, we consider that the proposed annual caps under the Contractual Operation Agreement are justifiable.

(iii)	Non-competition undertaking

As stated in the Letter from the Board, being a condition of agreeing on the contractual operation of the Bellyhold Space Business by China Cargo Airlines, except for performing the obligations under the Contractual Operation Agreement, the Company and its controlled enterprises shall not in any place within or outside the PRC or in any way, carrying out international and domestic cargo and mail air transportation and freight forwarding business, warehouse logistics, cargo terminal operation and other businesses which are in competition with the businesses currently operated by China Cargo Airlines, Eastern Logistics and their controlled subsidiaries (the “Competing Business”), including but not limited to operating through sole proprietorship, directly or indirectly controlling the enterprise(s) which conduct(s) Competing Business or other circumstances which constitute competition according to relevant laws and regulations (the “Non-competition Undertaking”). The Non-competition Undertaking will be valid from the Closing Date (i.e. 31 March 2018, the date of which is not included) to the expiration of the contractual operation term or the date of termination of the Contractual Operation Agreement.

The Company will not and should not conduct any Competing Business according to the Non-competition Undertaking from the Closing Date to the expiration of the contractual operation term or the date of termination of the Contractual Operation Agreement on the condition that the Contractual Operation Agreement becomes effective. If the transaction under the Contractual Operation Agreement does not proceed to completion, the Non-competition Undertaking will be void. If the transaction under the Contractual Operation Agreement proceeds to completion, it is subject to the consent of China Cargo Airlines and Eastern Logistics to unwind the Non-competition Undertaking based on further discussion in the future.

As part of the Contractual Operation Agreement, the Directors are of the view that the Non-competition Undertaking was negotiated and entered into on an arm’s length basis and on normal commercial terms, which constituted part and parcel to the transaction as a whole. The Company has taken into account the following factors for providing the Non-competition Undertaking under the Contractual Operation Agreement:

(i)	The entering into of the Bellyhold Space Agreements is the strategic decision made by the Company to focus on the air passenger transportation business As disclosed in the circular of the Company dated 19 December 2016, the disposal of the entire equity interest in Eastern Logistics by the Company was in line with the overall trend of major international airlines withdrawing from the all-cargo flight business. Upon completion of the Disposal, the Company has focused on air passenger transportation business. The Non-competition Undertaking is a reflection of such strategic decision, and is the integral component and the intended result of the transaction.

(ii)	The freight business requires heavy investment and long return period. Upon obtaining the Non-competition Undertaking from the Company, China Cargo Airlines, as a company being engaged in air cargo transportation business for a long time and has extensive expertise, experience and advantages in the logistics and air transportation industries, will be in a position to allocate more resources to operate the Bellyhold Space Business during the long-term contractual operation term of the Contractual Operation Agreement. Based on the arm’s length negotiations with China Cargo Airlines and in order to incentivise the investment by and the better performance of China Cargo Airlines in the Bellyhold Space Business, the Company agreed to provide the Non-competition Undertaking.

LETTER FROM OCTAL CAPITAL

(iii)	The Non-competition Undertaking is beneficial to the stable and long-term development of the Bellyhold Space Business. According to the pricing principles of contractual fee as set out in the paragraph headed “3. CONTRACTUAL OPERATION AGREEMENT — Pricing” in the Letter from the Board, where the audited actual revenue as a result of better performance of the Bellyhold Space Business exceeds the Bench Mark Price (Without Tax), the contractual fee payable by China Cargo Airlines to the Company should be increased by the Adjustment Amount, which equals to 50% of the result of the audited actual revenue (without tax) minus the Bench Mark Price (Without Tax). As such, the Company will be able to enjoy the revenue arising from better performance of the Bellyhold Space Business, and in return the Non-competition Undertaking will be beneficial to the revenue growth of the Company.

(iv)	Eastern Logistics has expressed to the Company that it would not exclude the possibility of applying for listing of its shares on a stock exchange in the PRC. As advised by the Company’s PRC legal adviser and based on the consultation with CSRC by the Company, it is expected that the Non-competition Undertaking by the Company will be necessary for Eastern Logistics to comply with the CSRC Guidelines, which include Article 51 of No. 1 Guideline in Relation to the Content and Format of Information Disclosure for Companies Which Publicly Offer Their Shares (公開發行證券的公司資訊披露內容與格式準則第1號) issued by CSRC. On the other hand, as advised by the Company’s PRC legal adviser, the Company, as a listed company on the Shanghai Stock Exchange, is also subject to the legal requirements that its business should not compete with the business of its controlling shareholder, de facto controller and its related parties (including Eastern Logistics) in accordance with the CSRC Guidelines. In addition, CEA Holding has provided a non-competition undertaking to the Company. For details of such non-competition undertaking of CEA Holding, please refer to the circular of the Company dated 18 January 2018.

The Disposal and the Contractual Operation Agreement constitute part and parcel to the whole arrangement to dispose of the freight logistics business and reallocate the Group’s resources to concentrate on the air passenger transportation business of the Group, which is a strategic plan of the Group to freight logistics business.

The Disposal was a specific measure and reasonable option for the Company to cope with the poor conditions of the air freight market and is beneficial in improving the overall operational performance of the Company as China Cargo Airlines, a subsidiary of Eastern Logistics, suffered large amount of cumulative losses. As mentioned in the annual report of the Company for the year ended 31 December 2016, the Group has decided to cease its freight logistics business because it plans to focus relevant resources on operating its air passenger transportation business in the future.

Moreover, the period covered under the Non-competition Undertaking (the “Undertaking Period”) matches with the period of the Contractual Operation Agreement such that the Company would not engage in any Competing Business only during the Undertaking Period when the Group is performing its obligations under the Contractual Operation Agreement while the Group would not otherwise have any resources to engage in the freight logistics business during the Undertaking Period.

LETTER FROM OCTAL CAPITAL

In addition, under the Contractual Operation Agreement, the Company can save resources on operating the Bellyhold Space Business while the Company can earn a stable source of subcontracting income and the costs reimbursement by China Cargo Airlines are relatively low as compared with the subcontracting income, thereby earning a sizeable margin from the Contractual Operation Agreement and would not affect the normal operation of the Company.

Viewing that the Disposal and the Contractual Operation Agreements as an arrangement as a whole, we have performed a research on similar disposal/acquisition transaction/arrangement of companies listed on the Stock Exchange in the period commencing from 1 January 2017 up to the date of the Announcement and compared the terms of the Non-competition Undertaking with those of the comparable transactions. We noted that there are three comparable transactions (the “NCU Comparable Transactions”) under which the vendor of the respective transaction would provide similar kind of non-competition undertaking to the purchaser, details of the transaction/arrangement are set out below:

Company (Stock code)	Date of announcement	Counterparty	Key terms of non-competition undertaking
China Foods Limited (506) (as vendor)	25 May 2017	COFCO Fortune Holdings Limited (as purchaser), which is a connected party to China Foods Limited

1.  Upon completion, the vendor and its subsidiaries will no longer directly or indirectly engage in or participate in business which may compete with the target business of the target company in any form;

2.  Upon completion, the vendor and its subsidiaries will no longer directly or indirectly hold, own or hold through a third party to hold any equity interest, shares, options or other investment interests in any enterprise which may compete with the target business of the target company; and

3.  After completion, in the event that the vendor would have any significant investment (i.e. more than 10% in the capital, both in paid up capital or convertible into capital) into a company that engages in business competing with the target business of target company, the vendor shall, subject to the relevant laws and regulatory requirements, offer the purchaser to acquire such investment at its appraised value as determined by an independent third party valuer recognised by both parties.

LETTER FROM OCTAL CAPITAL

Company (Stock code)	Date of announcement	Counterparty	Key terms of non-competition undertaking
Alibaba Health Information Technology Limited (241) (as purchaser)	18 May 2017	Ali JK Nutritional Products Holding Limited (as vendor), which is a connected party of Alibaba Health Information Technology Limited	The vendor will not, and will procure that its affiliates (excluding the purchaser) will not, directly or indirectly, alone or jointly with another person, in any form, engage in, assist or support a third party in the operation of, or participate or have any interest in, the business enabling or permitting the sales of target products on Tmall.com during the non- competition period.

Orange Sky Golden Harvest Entertainment (Holdings) Limited (1132) (as vendor)	9 February 2017	True Vision Limited (as purchaser), an independent third party

1.  Within 24 months from the closing date, unless otherwise agreed by the purchaser in writing, the vendor shall not and shall procure its subsidiaries not to engage in the investment in and the operation of the cinema business in the PRC; and

2.  From the closing date to the termination of the trademark license agreements, unless otherwise agreed by the purchaser in writing, the vendor shall not, through other entities which are not its subsidiaries, use any authorised trademarks to engage in the investment in and operation of any cinema business in the PRC.

Upon comparison, we noted that the terms of the non-competition undertaking given by the seller of the respective disposal transactions are similar to those of the Non-competition Undertaking under the Contractual Operation Agreement. We are of the view that the terms of the Non-competition Undertaking provided by the Company to China Cargo Airlines are no less favourable than the NCU Comparable Transactions.

Having considered the factors above, and viewing the Disposal and the Contractual Operation Agreement comprehensively, we are of the view that the terms of the Non-competition Undertaking, being part of the Contractual Operation Agreement, are not unusual and therefore the terms of Non-competition Undertaking are reasonable.

LETTER FROM OCTAL CAPITAL

B.	Operation Cost Agreement

The table below sets out the historical the management fee with respect to the management of the Bellyhold Space Business paid by the Company to China Cargo Airlines:

For the year ended 31 December 2017 Approximate RMB million
(Unaudited)
Management fee with respect to the management of the Bellyhold Space Business paid by the Company to China Cargo Airlines	100

The proposed annual caps for the amount payable by the Company to China Cargo Airlines in connection with the Bellyhold Space Business of the Company for each of the period/year ending 31 December 2018 and 2019 respectively are set out as follow:

	For the period from 1 April 2018 to 31 December 2018 Approximate RMB million	For the year ending 31 December 2019 Approximate RMB million
Proposed annual cap under Contractual Operation Agreement	265	353

(i)	Basis of determining the proposed annual caps under the Operation Cost Agreement

Pursuant to the Operation Cost Agreement, the Operation Cost for each year shall be the Settlement Price times the Cost Rate, which is a rate calculated by dividing the actual amount of the reasonable operation cost of a financial year determined through negotiation procedures by the audited Settlement Price of the corresponding year. The Company will engage an accounting firm with qualifications to execute the negotiation process every year and the Cost Rate shall be adjusted every year based on the execution of negotiation process and the rules as agreed in the Operation Cost Agreement.

In arriving at the estimated aggregate amounts payable by the Group to China Cargo Airlines in connection with the Bellyhold Space Business of the Company for the period/year ending 31 December 2018 and 2019, the Company has considered, among other things, (i) the historical operation cost incurred in the Bellyhold Space Business of the Company; and (ii) the percentage of the historical operation cost incurred in the Bellyhold Space Business of the Company historical revenue derived from the Bellyhold Space Business of the Company in the respective years.

As the proposed annual caps under the Contractual Operation Agreement are RMB3,000 million and RMB4,000 million respectively, the proposed annual caps under the Operation Cost Agreement for the year ending 31 December 2018 and 2019 are computed by multiplying the proposed annual caps under the Contractual Operation Agreement by the Cost Rate of 8.823%, which are approximately RMB264.7 million and RMB352.9 million respectively, and round up to the nearest RMB million to RMB265 million and RMB353 million respectively.

LETTER FROM OCTAL CAPITAL

(ii)	Pricing of the Operation Cost Agreement

The Company engaged Ernst & Young, a qualified certified public accounting firm, to execute the negotiation process for the actual amount of the reasonable operation cost for the three financial years from the year ended 31 December 2014 to the year ended 31 December 2016. As the operation cost for the year ended 31 December 2017 was not confirmed during the negotiation process of the Cost Rate, the Company and China Cargo Airlines agreed to consider the arithmetical result of the percentage of cost for the years ended 31 December 2014, 2015 and 2016 respectively. The Cost Rate for the year ending 31 December 2018 is 8.823%. Since the Cost Rate for the year ending 31 December 2019 cannot be computed as at the Latest Practicable Date, the Group and China Cargo Airlines agreed to presume the Cost Rate for the year ending 31 December 2019 to be the same as that in the year 2018, which is 8.823%, subject to adjustment based on the further negotiation results in year 2018.

We have reviewed the calculation of the reasonable operation cost performed by Ernst & Young and noted that the operation costs incurred in the Bellyhold Space Business during the years ended 31 December 2014, 2015 and 2016 respectively mainly included salary costs and sales expenses, which were incurred in the ordinary business of the Bellyhold Space Business.

We have also obtained the historical revenue derived from the Bellyhold Space Business of the Group for the years ended 31 December 2014, 2015, 2016 and 2017 and the results are set out below:

	For the year ended 31 December
	2014 Approximate RMB million	2015 Approximate RMB million	2016 Approximate RMB million
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue of Bellyhold Space Business of the Group	2,500	2,600	2,900
Operation cost of Bellyhold Space Business of the Group	222	228	256
Percentage of operation cost incurred in Bellyhold Space Business of the Group over revenue derived from Bellyhold Space Business of the Group (“Historical Cost Rates”)	8.88%	8.77%	8.83%

Based on the Historical Cost Rates for each of the year ended 31 December 2014, 2015 and 2016 as set out above, we note that the average of the Historical Cost Rates (the “Historical Average Cost Rate”) was approximately 8.826%. It is close to the Cost Rate of 8.823% for the period ending 31 December 2018. By multiplying the proposed annual caps for the period from 1 April 2018 to 31 December 2018 and the year ending 31 December 2019 by the Historical Average Cost Rate, the forecasted operation cost of Bellyhold Space Business of the Group for the period from 1 April 2018 to 31 December 2018 and year ending 31 December 2019 should be approximately RMB265 million and RMB353 million respectively.

As discussed with the management of the Company, we understand from the Company that China Cargo Airlines is the sole service provider in relation to the Bellyhold Space Business of the Company since its entrustment of Bellyhold Space Business to China Cargo Airlines. Therefore, no similar transactions entered into between the Company and other Independent Third Parties were identified for comparison.

LETTER FROM OCTAL CAPITAL

In addition, as discussed with the management of the Company, China Cargo Airlines, being the 83% wholly-owned subsidiary of Eastern Logistics which was the wholly-owned subsidiary of the Group before the Disposal, are familiar with the Group’s Bellyhold Space Business. The entering into of the Operation Cost Agreement, together with the Contractual Operation Agreement, is beneficial to the Company as it can maintain a relatively stable margin for the Bellyhold Space Business of the Group in the long run.

Based on the factors above, we consider that the Cost Rate of 8.823% for the year ending 31 December 2018 is a reasonable benchmark for the estimation of the Operation Cost and the estimated Operation Cost for the years ending 31 December 2018 and 2019 are fair in general. As rounding up the figures to the nearest RMB million is a relatively prudent approach in order to have a better flexibility on the transaction amount to be incurred under the Operation Cost Agreement, we consider that the proposed annual caps under the Operation Cost Agreement are justifiable.

Having considered the factors above, we are of the view that:

(i)	the Duration under the Bellyhold Space Agreements is reasonable and the prolong period under a subcontracting agreement with the purpose of achieving a non-competition arrangement is a normal business practice;

(ii)	the entering into of the Bellyhold Space Agreements will benefit the Group and the CEA Holding Group in their ordinary businesses and is in the interests of the Company and its Shareholders as a whole; and

(iii)	the terms of the Bellyhold Space Agreements, including the duration of exceeding three years, are in the ordinary and usual course of business of the Company, are on normal commercial terms which are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

3.	Internal control

To ensure the Company’s conformity with the terms of the Bellyhold Space Agreements, the Company shall adopt a series of internal control policies during its daily operations. Such internal control policies shall be conducted and supervised by the finance department of the Company and the independent non-executive Directors as follows:

(i)	The finance department of the Company monitors daily connected transactions of the Company and reports to the audit committee of the Board and independent non-executive Directors on a quarterly basis; and

(ii)	The independent non-executive Directors shall review and will continue to review the implementation agreements to ensure that the Group has been entered into on normal commercial terms or better, and according to the Bellyhold Space Agreements on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and provide confirmation in the Company’s annual report.

LETTER FROM OCTAL CAPITAL

In addition, for the purpose of Rule 14A.56 of the Hong Kong Listing Rules, the Company’s external auditors will be engaged to issue a letter to report on the Group’s continuing connected transactions in accordance with Hong Kong Standard on “Assurance Engagements 3000 Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants.

Based on the above, the Directors are of the view that the above procedures can ensure that the transactions contemplated under the Bellyhold Space Agreements will be conducted on normal commercial terms or better, and will not be prejudicial to the interests of the Company and the Shareholders. Having reviewed the above mechanism and the Group’s historical internal control procedural records, we concur with the view of the Directors that the Group has taken appropriate and adequate internal control measures in carrying out the transactions contemplated under the Bellyhold Space Agreements and thereby safeguarding the interests of the Shareholders.

In light of the above, we are of the view that the Company has internal control procedures in place to monitor the operation of continuing connected transactions. We have also reviewed the annual reports of the Company and note that the Company have implemented the abovementioned procedures.

RECOMMENDATION

Having considered the principal factors and reasons above, we are of the view that the terms of the Bellyhold Space Agreements and the proposed annual caps under the Bellyhold Space Agreements are in the ordinary and usual course of business of the Company, are on normal commercial terms which are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders, as well as the Independent Board Committee to advise the Independent Shareholders, to vote in favour of the relevant ordinary resolutions to approve the Bellyhold Space Agreements and the proposed annual caps under the Bellyhold Space Agreements at the upcoming EGM.

Yours faithfully, For and on behalf of Octal Capital Limited
Alan Fung	Louis Chan
Managing Director	Director

Note:	Mr. Alan Fung has been a responsible officer of Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities since 2003. Mr. Fung has more than 24 years of experience in corporate finance and investment banking and has participated in and completed various advisory transactions in respect of connected transactions of listed companies in Hong Kong. Mr. Louis Chan has been a responsible officer of Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities since 2008. Mr. Chan has more than 16 years of experience in corporate finance and investment banking and has participated in and completed various advisory transactions in respect of connected transactions of listed companies in Hong Kong.

APPENDIX I	SUMMARY OF VALUATION REPORT

The following is an English translation of the summary of the Valuation Report dated 8 February 2018 from the Valuer for inclusion in this circular. Such report is prepared in Chinese and this English translation is provided for your reference only. In the event of any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

Commentary by Tianxing (2018) No. 0149

Commissioned by China Eastern Airlines Corporation Limited (“CEA”), Beijing Pan-China Assets Appraisal Co., Ltd. (北京天健興業資產評估有限公司) has conducted a valuation in accordance with the requirements of relevant laws, administrative regulations and asset valuation standards by adhering to the principle of independence, objectivity and fairness. In compliance with necessary valuation procedures and based on the equation of ‘revenue from bellyhold space business = ATK (available tonne-kilometres) × load factor × revenue level per kilometre’, the valuation was conducted to appraise the market value as of 31 December 2017 of the bellyhold space operation business, which was intended to be contracted to China Cargo Airlines Co., Ltd. (中國貨運航空有限公司) by CEA and its subsidiaries, for the period from April to December 2018. The asset valuation report is set forth below.

I.	Valuation purpose: According to Corporate Events (2018) No. 6 of China Eastern Air Holding Company Limited and the Meeting Minutes of CEA (2018-2), CEA and its subsidiaries intends to subcontract the management of the bellyhold space business to China Cargo Airlines Co., Ltd. Such economic act requires valuation on the market value of the bellyhold space business of CEA and five of its subsidiaries, namely Shanghai Airlines Co., Ltd. (上海航空有限公司) (“Shanghai Airlines”), China Eastern Airlines Wuhan Co., Ltd. (中國東方航空武漢有限責任公司) (“CEA Wuhan”), China Eastern Airlines Jiangsu Limited (中國東方航空江蘇有限公司) (“CEA Jiangsu”), China Yunnan Airlines (東方航空雲南有限公司) (“CEA Yunan”) and China United Airlines Co., Ltd. (中國聯合航空有限公司) (“CUA”), for the period from April to December 2018 as a basis for reference.

II.	Valuation subject: The bellyhold space operation business of CEA and five of its subsidiaries from April 2018 to December 2018.

III.	Valuation scope: The revenue of respective aircraft from the bellyhold space business of CEA and five of its subsidiaries from 1 April 2018 to 31 December 2018. Details of aircrafts in the year 2017 and aircrafts intended to be newly added in 2018 are set forth below:

Details of aircrafts in the year 2017 and aircrafts intended to be newly added in 2018

								Units
No.	Aircraft model/company	CEA	Shanghai Airlines	CEA Wuhan	CEA Jiangsu	CEA Yunnan	CUA	Aircrafts to be added
1	A319	30			6
2	A320	133			41			15
3	A321	62			12
4	A330	45	6			3
5	B737	23	78	30		71	38	37
6	B767		6
7	B777	20

Total		313	90	30	59	74	38	52

APPENDIX I	SUMMARY OF VALUATION REPORT

IV.	Type of value: Market value.

V.	Valuation base date: 31 December 2017.

VI.	Valuation method:

In accordance with the purpose of this valuation and based on the features of the assets to be valued, the actual condition and the information available to the valuer, the major predictions are as follows:

As the assets to be valued are the bellyhold space business of CEA and its subsidiaries, the market value of the bellyhold space business is mainly determined by the estimated revenue from bellyhold space, which refers to the vacant compartment space of all aircrafts operated by CEA and its subsidiaries after travellers’ luggage is loaded in priority.

Revenue forecast of bellyhold space is mainly based on the historical data of bellyhold space operation business from 2014 to 2017 provided by CEA and its subsidiaries. Time series method is adopted for the historical data analysis, which means that in accordance with corresponding routes of revenue from bellyhold space business of 2014 to 2017, historical data are classified into five categories, namely regular routes, newly added routes in 2015, newly added routes in 2016, newly added routes in 2017 and cancelled routes in 2017. Forecast is carried out for the routes of April to December 2018 according to the five route categories, then based on the equation for calculating revenue from bellyhold space business ‘revenue from bellyhold space business = ATK (available tonne-kilometres) × load factor × revenue level per kilometre’, ATK, load factor, revenue level per kilometre of each route category can be estimated respectively. After integrating the corporate’s operation plan (new aircrafts to enter service in 2018), bellyhold space revenue of April to December 2018 can be finally estimated.

Time series method relies upon estimated historical observation data, and its sequential changing rule is found through sequence analysis. The assumptions of adopting time series method are as follows:

(1)	Assuming that there is no drastic change during the developing process but gradual change in general.

(2)	Assuming that development factors decide future development and other factors remain unchanged or slightly change, i.e. assuming that the trend extrapolation model created based on past information is applicable to the future, which means the future pattern will be the same as the past pattern.

VII.	Valuation assumptions:

1.	General assumptions

(1)	Transaction assumption: all assets to be valued are assumed to be already in the transaction process and the valuer conduct the valuation by stimulating the market in accordance with the transaction terms of the assets to be valued.

(2)	Open market assumption: open market assumption is a hypothesis made on the conditions of the market where the assets are intended to be entered and the impact on the assets in such market conditions. An open market refers to a well-developed and comprehensive market conditions and a competitive market with voluntary buyers and sellers where each of the buyer and the seller is offered with equal status, enough opportunity and time to have access to sufficient market information. Transactions between both the buyer and the seller are all conducted under voluntary, rational, non-compulsory and unrestricted conditions.

APPENDIX I	SUMMARY OF VALUATION REPORT

(3)	Continuous use assumption: continuous use assumption is a hypothesis made on the conditions of the market where the assets are intended to be entered as well as the status of the assets under such market conditions. It is first assumed that the assets to be valued are in use, and it is further assumed that the assets that are in use will be used continuously. Under continuous use assumption, no consideration is given to the conversion of the use of the assets or the utilisation of the assets under the best condition. Thus, the valuation results are subject to a restricted scope of applicability.

(4)	Going-concern assumption: assets to be valued in this valuation exist in reliance on the operation of the enterprise they belong to, based on which the valuation is conducted under the hypothesis that the enterprise is considered as the object of the valuation subject relies on. This means the enterprise the assets to be valued in this valuation relies on, as the main operating entity, is assumed to operate continually in accordance with its operation objective under its external environment. The business operators of the enterprise should be responsible for and capable of taking responsibility. The enterprise operates legally and is able to obtain appropriate profits to maintain the capability of going concern and ensure the achievability of the assets to be valued in this valuation.

2.	Assumptions related to revenue forecast

(1)	There is no material change in the state’s relevant prevailing laws, regulations and policies and state’s macroeconomic situation; there is no material political, economic and social environmental change in the regions where the parties of this transaction are situated; there is no other material adverse impact resulting from unforeseeable circumstances and force majeure.

(2)	Assuming that the operators of the company are responsible and the management is able to fulfil its duties.

(3)	Unless otherwise stated, assuming that the company fully complies with all relevant laws and regulations.

(4)	Assuming that the scope of operation, approach and present direction are consistent on the basis of the present management approach and management level of the company.

(5)	There is no material change related to interest rates, exchange rates, the basis of taxation and tax rates as well as political levy.

(6)	There is no other force majeure or unforeseeable situation causing material adverse impact to the corporate.

(7)	Assuming that CEA and its subsidiaries’ bellyhold space business maintain the current competitive position after the valuation base date.

(8)	Assuming that the aircraft models, quantity and flight information maintain at the 2017 level and 52 new aircrafts to be added as planned.

APPENDIX I	SUMMARY OF VALUATION REPORT

VIII.	Valuation conclusion:

According to our valuation, the total appraised value of the bellyhold space management business of CEA and its subsidiaries for the period from April to December 2018 was RMB2,736,651,800, among which, revenue from domestic bellyhold space business was RMB783,855,600, revenue from international bellyhold space business was RMB1,844,149,900 and revenue from regional bellyhold space business was RMB108,646,300. The valuation is summarized as follows:

SUMMARY SHEET OF ASSET VALUATION RESULTS

		Unit: RMB ten thousand
No.	Item	Category	Appraised Value
1	Revenue from bellyhold space business of CEA for the period from April to December 2018	Domestic	37,828.36
		International	171,974.62
		Regional	7,507.68
		Total	217,310.66

2	Revenue from bellyhold space business of Shanghai Airlines Co., Ltd. for the period from April to December 2018	Domestic	14,519.22
		International	2,838.45
		Regional	817.20
		Total	18,174.88

3	Revenue from bellyhold space business of China Eastern Airlines Wuhan Limited for the period from April to December 2018	Domestic	6,351.61
		International	1,706.25
		Regional	46.88
		Total	8,104.74

4	Revenue from bellyhold space business of China Eastern Airlines Jiangsu Co., Limited for the period from April to December 2018	Domestic	10,115.70
		International	1,985.77
		Regional	1,694.61
		Total	13,796.08

5	Revenue from bellyhold space business of China Eastern Airlines Yunnan Co., Limited for the period from April to December 2018	Domestic	6,568.04
		International	5,909.90
		Regional	798.26
		Total	13,276.20

6	Revenue from bellyhold space business of China United Airlines Co., Ltd. for the period from April to December 2018	Domestic	3,002.63
		Total	3,002.63

Combined revenue from bellyhold space business for the period from April to December 2018		Domestic	78,385.56
		International	184,414.99
		Regional	10,864.63
		Total	273,665.18

Note:	domestic under the category refers to revenue from bellyhold space business of aircraft of CEA and its subsidiaries generated from transshipment among domestic airports located in Mainland China; international refers to revenue from bellyhold space business of aircraft of CEA and its subsidiaries generated from transshipment between domestic airports and international airports (excluding Hong Kong, Macau and Taiwan); and regional refers to revenue from bellyhold space business of aircraft of CEA and its subsidiaries generated from transshipment between domestic airports and regional airports located in three regions, namely Hong Kong, Macau and Taiwan, China.

APPENDIX I	SUMMARY OF VALUATION REPORT

We would like to emphasize that the valuation opinion is solely for the purpose of providing a reference basis for the value of the corresponding contractual operation of the aircraft bellyhold space operation business by the parties thereto, and is not aimed at superseding the consideration for the corresponding contractual operation aircraft bellyhold space operation business as determined by the parties thereto.

The report and the conclusion are solely for the purpose designed for the report and for no other purpose.

Pursuant to the relevant state regulations, the validity of this valuation period report is one year commencing on 31 December 2017 (the date of valuation base date) and ending on 30 December 2018.

APPENDIX II	LETTER FROM THE BOARD ON THE RELEVANT VALUATION IN RELATION TO THE PROFIT FORECAST

The following is the text of a letter from the Board on the Relevant Valuation in relation to the profit forecast for inclusion in this circular.

13 March 2018

To: Listing Division

The Stock Exchange of Hong Kong Limited

11/F, One International Finance Centre

1 Harbour View Street

Central, Hong Kong

Dear Sir or Madam,

Company: China Eastern Airlines Corporation Limited (the “Company”)

Re: The letter required under Rule 14.62(3) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”)

Reference is made to the announcement of the Company dated 1 March 2018, which mentioned a valuation report (the “Valuation Report”) dated 8 February 2018 prepared by Beijing Pan-China Assets Appraisal Co., Ltd* (北京天健興業資產評估有限公司) (the “Valuer”) on the valuation of the bellyhold space business of the Company and five of its subsidiaries for the period from April to December of 2018, a summary of which is set out in the circular of the Company dated 13 March 2018 (the “Relevant Valuation”).

The board of directors of the Company (the “Board”) has reviewed the valuation basis and assumptions set out in the Valuation Report, for which the Valuer is responsible. The Board has also considered the letter issued by the Company’s reporting accountants, Ernst & Young, on 13 March 2018, in respect of the calculations upon which the Relevant Valuation is based.

On the basis of the foregoing, as required under Rule 14.62(3) of the Hong Kong Listing Rules, the Board confirms that the Relevant Valuation in the Valuation Report has been made after due and careful enquiry.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary

APPENDIX III	LETTER FROM ERNST & YOUNG ON THE RELEVANT VALUATION IN RELATION TO THE PROFIT FORECAST

The following is the text of a letter from the Company’s reporting accountants, Ernst & Young, Certified Public Accountants, Hong Kong, on the Relevant Valuation in relation to the profit forecast for inclusion in this circular.

13 March 2018

REPORT FROM REPORTING ACCOUNTANTS ON THE REVENUE FORECASTS IN CONNECTION WITH THE VALUATION OF BELLYHOLD SPACE BUSINESS IN CHINA EASTERN AIRLINES CORPORATION LIMITED AND 5 OF ITS SUBSIDIARIES FOR THE PERIOD FROM 1 APRIL TO 31 DECEMBER 2018

To the Directors of China Eastern Airlines Corporation Limited

We have been engaged to report on the arithmetical accuracy of the calculations of the revenue forecasts (the “Forecast”) on which the valuation dated 8 February 2018 prepared by Beijing Pan-China Assets Appraisal Co., Ltd. (the “Valuer”). The valuation is set out in the Circular of China Eastern Airlines Corporation Limited (the “Company”) dated 13 March 2018 (the “Circular”) in connection with subcontracting the management of the bellyhold space business in the Company and 5 of its subsidiaries (the “Target”) to China Cargo Airlines Co., Ltd. for the period from 1 April to 31 December 2018. The valuation based on the Forecast is regarded by The Stock Exchange of Hong Kong Limited as a profit forecast under paragraph 14.61 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Directors’ responsibilities

The directors of the Company (the “Directors”) are solely responsible for the Forecast. The Forecast has been prepared using a set of bases and assumptions (the “Assumptions”), the completeness, reasonableness and validity of which are the sole responsibility of the Directors. The Assumptions are set out in the section headed “Valuation assumptions” in Appendix I of the Circular.

Our Independence and Quality Control

We have complied with the independence and other ethical requirements of the Code of Ethics for Professional Accountants issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behavior.

Our firm applies Hong Kong Standard on Quality Control 1 Quality Control for Firms that Perform Audits and Reviews of Financial Statements, and Other Assurance and Related Services Engagements, and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Reporting Accountants’ responsibilities

Our responsibility is to express an opinion on the arithmetical accuracy of the calculations of the Forecast based on our work. The Forecast does not involve the adoption of accounting policies.

APPENDIX III	LETTER FROM ERNST & YOUNG ON THE RELEVANT VALUATION IN RELATION TO THE PROFIT FORECAST

We conducted our engagement in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) Assurance Engagements Other Than Audits or Reviews of Historical Financial Information issued by the HKICPA. This standard requires that we plan and perform our work to obtain reasonable assurance as to whether, so far as the arithmetical accuracy of the calculations are concerned, the Directors have properly compiled the Forecast in accordance with the Assumptions adopted by the Directors. Our work consisted primarily of checking the arithmetical accuracy of the calculations of the Forecast prepared based on the Assumptions made by the Directors. Our work is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing issued by the HKICPA. Accordingly, we do not express an audit opinion.

We are not reporting on the appropriateness and validity of the Assumptions on which the Forecast are based and thus express no opinion whatsoever thereon. Our work does not constitute any valuation of the Target. The Assumptions used in the preparation of the Forecast include hypothetical assumptions about future events and management actions that may or may not occur. Even if the events and actions anticipated do occur, actual results are still likely to be different from the Forecast and the variation may be material. Our work has been undertaken for the purpose of reporting solely to you under paragraph 14.62(2) of the Listing Rules and for no other purpose. We accept no responsibility to any other person in respect of our work, or arising out of or in connection with our work.

Opinion

Based on the foregoing, in our opinion, so far as the arithmetical accuracy of the calculations of the Forecast is concerned, the Forecast has been properly compiled in all material respects in accordance with the Assumptions adopted by the Directors.

Ernst & Young
Certified Public Accountants
Hong Kong

APPENDIX IV	GENERAL INFORMATION

RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

DISCLOSURE OF INTERESTS

Directors, supervisors, chief executives and senior management of the Company

The interests of the Directors, supervisors, chief executives and senior management in the issued share capital of the Company as at the Latest Practicable Date are set out as follows:

Name	Position	Number of shares held — Personal interest	Capacity in which the A shares were held
Liu Shaoyong	Chairman and Authorised Representative	0	—
Ma Xulun	Vice Chairman, President	0	—
Li Yangmin	Director, Vice President	3,960 A shares(Note 1)	Beneficial owner
Gu Jiadan	Director	0	—
Tang Bing	Director, Vice President	0	—
Tian Liuwen	Director, Vice President	0	—
Yuan Jun	Employee Representative Director	0	—
Li Ruoshan	Independent non-executive Director	0	—
Ma Weihua	Independent non-executive Director	0	—
Shao Ruiqing	Independent non-executive Director	0	—
Cai Hongping	Independent non-executive Director	0	—
Xi Sheng	Chairman of the Supervisory Committee	0	—
Ba Shengji	Supervisor	0	—
Hu Jidong	Supervisor	0	—
Jia Shaojun	Supervisor	0	—
Feng Jinxiong	Supervisor	0	—
Wu Yongliang	Vice President, Chief Financial Officer	3,696 A shares(Note 2)	Beneficial owner
Feng Liang	Vice President	0	—
Jiang Jiang	Vice President	0	—
Feng Dehua	Vice President	0	—
Wang Jian	Board Secretary, Company Secretary and Authorised Representative	0	—

Note 1: representing approximately 0.000027% of the Company’s total issued shares as at the Latest Practicable Date.

Note 2: representing approximately 0.000026% of the Company’s total issued shares as at the Latest Practicable Date.

APPENDIX IV	GENERAL INFORMATION

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, the Company’s supervisors, chief executives or members of senior management of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/ or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be: (i) notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including any interest and short position which he/she was taken or deemed to have under such provisions of the SFO); or (ii) entered in the register of interests required to be kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Hong Kong Listing Rules (which for this purpose shall be deemed to apply to the supervisors of the Company to the same extent as it applies to the Directors).

As at the Latest Practicable Date, Mr. Liu Shaoyong (a Director and the Chairman), Mr. Ma Xulun (the vice chairman and president), Mr. Li Yangmin (a Director and a vice president), Mr. Gu Jiadan (a Director), Mr. Tang Bing (a Director and a vice president), Mr. Tian Liuwen (a Director and a vice president), Mr. Yuan Jun (an employee representative Director), Mr. Xi Sheng (a supervisor and the Chairman of the supervisory committee of the Company), Mr. Ba Shengji (a supervisor of the Company), Mr. Hu Jidong (a supervisor of the Company) and Mr. Jia Shaojun (a supervisor of the Company) are employees of CEA Holding, which is a company having an interest in the Company’s shares required to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

EXPERT STATEMENT

This circular includes statements made by the following experts:

Name	Qualification
Octal Capital	type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO
Beijing Pan-China Assets Appraisal Co., Ltd.	qualified PRC valuer
Ernst & Young	certified public accountants in Hong Kong

The above-mentioned experts have given and have not withdrawn their respective written consent to the issue of this circular with the inclusion of their letters in the form and context in which it is included.

To the best of the Directors’ knowledge, the above-mentioned experts are third parties independent from the Company and its connected persons. As at the Latest Practicable Date, the above-mentioned experts did not have any direct or indirect interest in any assets which have been, since 31 December 2016 (being the date to which the latest published audited accounts of the Group were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, the above-mentioned experts were neither beneficially interested in the share capital of any member of the Group nor had any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

APPENDIX IV	GENERAL INFORMATION

SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any existing or proposed service contract with any member of the Group which is not expiring or terminable within a year without payment of any compensation (other than statutory compensation).

COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors or, so far as is known to them, any of their respective close associates (as defined in the Hong Kong Listing Rules) was interested in any business (apart from the Group’s business) which competes or is likely to compete, either directly or indirectly, with the Group’s business (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them were a controlling shareholder).

INTERESTS IN THE GROUP’S ASSETS OR CONTRACTS OR ARRANGEMENTS SIGNIFICANT TO THE GROUP

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any direct or indirect interest in any assets which have been, since 31 December 2016 (being the date to which the latest published audited accounts of the Group were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the Directors or supervisors of the Company was materially interested in any contract or arrangement, subsisting at the Latest Practicable Date, which is significant in relation to the business of the Group.

MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2016, being the date to which the latest published audited consolidated financial statements of the Group were made up.

DOCUMENTS FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at Unit D, 19/F., United Centre, 95 Queensway, Hong Kong for a period of 14 days (excluding Saturdays and Sundays) from the date of this circular:

(1)	the Contractual Operation Agreement; and

(2)	the Operation Cost Agreement.